                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

               as filed with the Commission on December 5, 1997
                          Registration No. _________
                                   Form S-6

                  REGISTRATION STATEMENT UNDER THE SECURITIES
                         ACT OF 1933 OF SECURITIES OF
                       UNIT INVESTMENT TRUSTS REGISTERED
                                ON FORM N-8B-2

A.    Exact name of Trust:   C.M. Life Variable Life Separate Account I

B.    Name of Depositor:     C.M. Life Insurance Company

C.    Complete address of    140 Garden Street
      Depositor's principal  Hartford, CT  06154
      executive offices:

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as possible after the effective date of this Registration Statement.

Pursuant to Rule 24-F-2 of the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933.

Registrant hereby amends this Registration Statement on such date o r dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said section, may determine.


----------------------------
STATEMENT PURSUANT TO RULE 24F-2

The Registrant registers an indefinite number or amount of its variable life insurance contracts under the Securities Act of 1933 pursuant to Rule 24F-2 under the Investment Company Act of 1940. The Rule 24F-2 notice for Registrant's fiscal year ending December 31, 1996 was filed on February 28, 1997.

                       CROSS REFERENCE TO ITEMS REQUIRED
                                BY FORM N-8B-2


Item No. of
Form N-8B-2          Caption
-----------          -------
      1      Cover Page; Definition of Terms; The Separate Account

      2      Cover Page; C.M. Life and the Separate Account

      3      Cover Page; C.M. Life and the Separate Account

      4      Sales and Other Agreements

      5      C.M. Life and the Separate Account

      6      C.M. Life and the Separate Account

      7      Not Applicable

      8      Appendix F.  Financial Statement

      9      Legal Proceedings

      10     Cover Page; Introduction; Detailed Information about the Policy;
             Transfers; Surrender Charges; Withdrawals; Death Benefit; Voting
             Rights; Free Look Provision

      11     C.M. Life and the Separate Account

      12     C.M. Life and the Separate Account; Sales and Other Agreements

      13     C.M. Life and the Separate Account; Charges and Deductions

      14     Introduction; C.M. Life and the Separate Account; Detailed
             Information About the Policy; The Investment Advisors and Portfolio
             Managers; C.M. Life and the Separate Account; Surrender Charges;
             Other Charges; Sales and Other Agreements

      15     Introduction; Detailed Information About the Policy; Exhibit 11

      16     Introduction; C.M. Life and the Separate Account

      17     Introduction; Account Value and Net Surrender Value; Withdrawal
             Fee; Exhibit 11

      18     C.M. Life and the Separate Account

      19     Records and Reports

                       CROSS REFERENCE TO ITEMS REQUIRED
                                BY FORM N-8B-2


Item No. of
Form N-8B-2          Caption
-----------          -------

       20    Not Applicable

       21    Introduction; Policy Loan Privilege

       22    Assignment

       23    Bonding Arrangement

       24    Detailed Information About the Policy; C.M. Life and the Separate
             Account

       25    C.M. Life and the Separate Account

       26    C.M. Life and MassMutual; The Investment Advisers

       27    Detailed Information About the Policy; C.M. Life and the Separate
             Account

       28    Appendix C; Directors and Executive Officers of C.M. Life

       29    C.M. Life and the Separate Account

       30    C.M. Life and MassMutual

       31    Not Applicable

       32    Not Applicable

       33    Not Applicable


       34    Not Applicable

       35    Detailed Information about the Policy; Sales and Other Agreements

       36    Not Applicable

       37    Not Applicable

       38    Sales and Other Agreements

       39    Sales and Other Agreements

       40    Sales and Other Agreements

                       CROSS REFERENCE TO ITEMS REQUIRED
                                BY FORM N-8B-2


Item No. of
Form N-8B-2          Caption
-----------          -------
       41    Sales and Other Agreements

       42    Not Applicable

       43    Sales and Other Agreements

       44    Detailed Information About the Policy; C.M. Life and the Separate
             Account; Charges for Federal Taxes;

       45    Not Applicable

       46    Account Values; C.M. Life and the Separate Account

       47    C.M. Life and the Separate Account

       48    C.M. Life and the Separate Account

       49    Detailed Information About the Policy

       50    C.M. Life and the Separate Account

       51    Cover Page; Detailed Information About the Policy; Additional
             Information

       52    C.M. Life and the Separate Account; Reservation of Rights

       53    Federal Income Tax Considerations

       54    Not Applicable

       55    Not Applicable

       56    Not Applicable

       57    Not Applicable

       58    Not Applicable

       59    Appendix F (to be filed)

  SURVIVORSHIP FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICIES*
                     ISSUED BY C.M. LIFE INSURANCE COMPANY

This Prospectus describes a survivorship flexible premium adjustable variable life insurance policy (the "Policy") offered by C.M. Life Insurance Company ("C.M. Life"). The Policy, for as long as it remains in force, provides lifetime insurance protection on the two Insureds named in the Policy, and pays a Death Benefit at the death of the last surviving Insured (the "second death"). The minimum Initial Face Amount which may be purchased is $500,000 currently. The Policy is designed to provide flexibility of premium payments and Death Benefits by permitting the Owner, subject to certain restrictions, to vary the frequency and amount of Premium Payments and to increase or decrease the Death Benefit payable under the Policy. This flexibility allows an Owner to provide for changing insurance needs under a single insurance policy. A Policy also may be surrendered for its Net Surrender Value.

The Owner may allocate Net Premiums and Account Value among the divisions (the "Divisions") of the designated segment of C.M. Life Variable Life Separate Account I (the "Separate Account") and a Guaranteed Principal Account (the "GPA"). The assets of each Division will be used to purchase, at net asset value, shares of a designated investment fund. Currently, the available funds include the following funds of MML Series Investment Fund (the "MML Trust") and Oppenheimer Variable Account Funds (the "Oppenheimer Trust"):

          MML Trust:                         Oppenheimer Trust:
          ---------                          -----------------
          MML Equity Fund                Oppenheimer Capital Appreciation Fund
          MML Money Market Fund          Oppenheimer Global Securities Fund
          MML Managed Bond Fund          Oppenheimer Growth Fund
          MML Blend Fund                 Oppenheimer Strategic Bond Fund
          MML Equity Index Fund

The Owner bears the investment risk of any Account Value allocated to the Separate Account. The Death Benefit may, and the Net Surrender Value will, vary depending on the investment performance of the Divisions. While there is no guaranteed minimum Net Surrender Value for funds invested in the Separate Account, a Policy's Death Benefit will never be less than the Face Amount less any Policy Debt and any unpaid premiums. Furthermore, the Policy will not terminate if there are sufficient funds available to pay the Monthly Charges or if the Safety Test has been met during a Guarantee Period.

All Policies are serviced through C.M. Life's Administrative Office, located at 1295 State Street, Springfield, Massachusetts 01111-0001. The telephone number is (413) 788-8411. C.M. Life's Home Office is located in Hartford, Connecticut.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE PROSPECTUSES FOR MML TRUST INVESTMENT FUND* AND OPPENHEIMER VARIABLE ACCOUNT FUNDS.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FURTHER REFERENCE.

THE PURPOSE OF THE POLICY WE ARE OFFERING IS TO PROVIDE INSURANCE PROTECTION.
WE DO NOT CLAIM THE POLICY IS IN ANY WAY SIMILAR TO OR COMPARABLE WITH A MUTUAL FUND'S SYSTEMATIC INVESTMENT PLAN. REPLACING EXISTING INSURANCE WITH THE POLICY DESCRIBED IN THIS PROSPECTUS MAY NOT BE TO YOUR ADVANTAGE.

                    SUBJECT TO COMPLETION DECEMBER 5, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

This Prospectus does not constitute an offer or solicitation to acquire any interest or participation in the survivorship flexible premium adjustable variable life insurance policies offered by this Prospectus in any jurisdiction to anyone to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

                                           *Title may vary in some jurisdictions


                               Table of Contents

I.   INTRODUCTION                                                                 3
II.  DETAILED DESCRIPTION OF THE POLICY
     Availability of Policy                                                       4
     Death Benefit                                                                4
     Premiums                                                                     5
     Transfers                                                                    7
     Policy Termination and Reinstatement                                         7
     Charges and Deductions                                                       7
     Deductions from Premiums                                                     8
     Monthly Charges Against the Account Value                                    8
     Daily Charges Against the Separate Account                                   9
     Surrender Charges                                                            9
     Other Charges                                                                9
     Account Value and Net Surrender Value                                        9
     Policy Loan Privilege                                                       10
     Free Look Provision                                                         11
     Policy Rewrite Provision                                                    11
     The Guaranteed Principal Account                                            11
     When We Pay Proceeds                                                        12
     Federal Income Tax Considerations                                           12
     Your Voting Rights                                                          14
     Reservation of Rights                                                       15
     Additional Benefits You Can Get by Rider                                    15
     Payment Options                                                             16
     Beneficiary                                                                 16
     Assignment                                                                  17
     Limits on Our Right to Challenge the Policy                                 17
     Error of Age or Sex                                                         17
     Suicide                                                                     17
     Sales and Other Agreements                                                  17
     Commission Schedule                                                         17
     Service Agreement                                                           18
     Bonding Arrangement                                                         18
     Legal Proceedings                                                           18
     Experts                                                                     18
III. ADDITIONAL INFORMATION
     C.M. Life and MassMutual                                                    18
     Records and Reports                                                         19
     The Separate Account                                                        19
     MML Trust and Oppenheimer Trust                                             19
     The Investment Advisers                                                     21
Appendix A
    Definition of Terms                                                          23
Appendix B
    Examples of Death Benefit Option Changes                                     25
Appendix C
    Rates of Return                                                              26
Appendix D
    Illustration of Death Benefits, Net Surrender Values, and Accumulated
    Premiums                                                                     30
Appendix E
    Directors of C.M. Life                                                       43
    Principals                                                                   43
Appendix F
    Financials (to be filed)                                                     44

I. INTRODUCTION

Note: Please refer to Appendix A, Glossary for definitions of the terms contained in this Prospectus.

You should consult Your Policy for further understanding of its term and conditions, and for any state-specific provisions and variances that may apply to Your Policy.

The Policy is a life insurance contract providing a Death Benefit, an Account Value, surrender rights, policy loan privileges, and other features traditionally associated with life insurance. The Policy is a "survivorship" policy because it provides life insurance on two insured lives and pays a death benefit at the time of the second death.

The Policy is a "flexible premium" policy because there is no fixed schedule of premium payments. Although the Owner may establish a schedule of premium payments ("Planned Premium Payments"), failure to make a Planned Premium Payment will not necessarily cause a Policy to terminate nor will making the Planned Premium payments guarantee a Policy will remain in force. The flexibility of premium payment timing and amount allows an Owner to match premium payments to income flows or other financial decisions.

The Policy is "adjustable" because the Owner may choose to increase or decrease the Death Benefit and to change the Death Benefit Option under the Policy. The Policy is "variable" because the Death Benefit may, and the Net Surrender Value will, vary in relation to the investment experience of the Divisions of the Separate Account to which an Owner has allocated Net Premiums. Additionally, the GPA's crediting interest rate may be adjusted periodically, although it will not drop below 3%.

The following diagram summarizes the elements of this Policy, and how the Policy works.

                             HOW THE POLICY WORKS

                         -----------------------------
                                Premium Payment
                         -----------------------------

                 Premium Loads are deducted from each Premium
                                    Payment
                       (Graphic Arrow to "Net Premium")

                         -----------------------------
                                  Net Premium
                         -----------------------------

                 Net Premium and Account Value are allocated
            among the Divisions of the Separate Account and
                                    the GPA
                      (Graphic Arrow to "Account Value")


                                          --------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
         Investment Earnings                            Account Value                            Account Value Charges
--------------------------------------------------------------------------------------------------------------------------------
Investment earnings of the Divisions of     The Account Value is allocated among the     Monthly deductions for administrative,
 the Separate Account less fund                  following investment choices:             Insurance, and rider expenses are
 investment management fees and separate          Guaranteed Principal Account                    deducted each month
 account fees are credited/ debited daily          MML Money Market Division
                                                   MML Managed Bond Division             ---------------------------------------
Interest is credited on values in the         Oppenheimer Strategic Bond Division             Owner Access to Account Value
 Guaranteed Principal Account                                                            ---------------------------------------
(Graphic Arrow to "Account Value")                     MML Blend Division                You may access Account Values through
                                                   MML equity Index Division                     loans and withdrawals
                                                      MML Equity Division
                                                  Oppenheimer Growth Division
                                           Oppenheimer Capital Appreciation Division
                                             Oppenheimer Global Securities Division
                                          --------------------------------------------
--------------------------------------    (Graphics Arrows to "Death Benefit,"           ---------------------------------------
           Death Benefit                  "Account Value Charges," "Owner Access to                   Policy Surrender
--------------------------------------    Account Value," and "Policy Surrender.")       ---------------------------------------
A choice of 3 Death Benefit Options is                                                   In the first 10 years of coverage a
 available.  The Option chosen may be                                                    surrender charge will be deducted from
 changed at a later date                                                                           the Account Value

II. DETAILED DESCRIPTION OF THE POLICY

Availability of the Policy

Individuals wishing to purchase a Policy must send a completed application to C.M. Life's Administrative Office. Under our current rules, which can be changed at our sole discretion, the minimum Initial Face Amount of a Policy is $500,000. The Policy can be issued for two Insureds where the older Insured is between the ages 18 and 90 inclusive, and the younger Insured is between the ages 18 and 85 inclusive. Before issuing a Policy, C.M. Life will require satisfactory evidence of insurability, which usually will include a medical examination.

The Policy is available to individuals who are purchasing a Policy in connection with employee benefit plans that qualify for tax benefits under the Internal Revenue Code (the "qualified market") and to other individuals (the "nonqualified market").

Unisex Policies issued in states requiring "unisex" policies (currently only Montana) provide policy values which do not vary by the sexes of the Insureds. In addition, Policies issued in conjunction with employee benefit plans provide policy values that do not vary by sex. Thus, references in the Prospectus to sex-distinct policy values that vary by sex are not applicable to Policies issued in Montana or issued in conjunction with employee benefit plans. Illustrations showing the effect of these unisex rates on premiums, Net Surrender Values and Death Benefits are available from C.M. Life on request.

Death Benefit

As long as the Policy remains in force, C.M. Life will, upon due proof of the deaths of both Insureds, pay the Death Benefit of the Policy to the named Beneficiary. Although C.M. Life normally will pay the Death Benefit within seven days of receiving satisfactory proof of the Insureds' deaths, the Company may delay payments under certain circumstances. All or part of the Death Benefit can be paid in cash or under one or more of the payment options set forth in the Policy.

Minimum Death Benefit. In order to qualify as life insurance pursuant to I.R.C.
Section 7702, the Policy has a Minimum Death Benefit. The Minimum Death Benefit is determined using one of two allowable Death Benefit Compliance Tests. The applicable Test is chosen at the time of application and cannot be changed after the Policy is issued. Under one of the tests, the Cash Value Test, the Minimum Death Benefit is equal to an applicable percentage of the Account Value. The applicable percentage depends on the sexes (male, female, unisex), tobacco classifications, and Attained Ages of both Insureds. Under the other test, the Guideline Premium Test, the Minimum Death Benefit also is equal to an applicable percentage of the Account Value, but the percentage varies only by the Attained Age of the younger Insured. The applicable percentages are set forth in the Policy.

Death Benefit Options. The Death Benefit is the amount of the benefit provided under the Death Benefit Option in effect on the date of the second death, less any outstanding Policy Debt and less any unpaid premium. The Owner may choose one of three Death Benefit Options: Option 1 (a level amount option) or Options 2 or 3 (variable amount options). The Death Benefit Option is chosen in the application and subsequently may be changed subject to certain restrictions described in Changes in the Death Benefit Option.

Options 1, 2 and 3 provide the following benefit.

Option 1 - Under Option 1, the benefit provided is the greater of: (a) the Face Amount on the date of the second death; and (b) the Minimum Death Benefit on the date of the second death.

Option 2 - Under Option 2, the benefit provided is the greater of: (a) the Face Amount plus the Account Value on the date of the second death; and (b) the Minimum Death Benefit on the date of the second death.

Option 3 - Under Option 3, the benefit provided is the greater of : (a) the Face Amount plus the Premiums paid less any Premiums refunded (See Premium Limitations) under the Policy to the date of the second death; and (b) the Minimum Death Benefit on the date of the second death.

The following examples illustrate how changes in the Account Value and the amount of premiums paid may affect the Death Benefits under Options 1, 2, and 3.

Example I

Under Option 1, the Death Benefit will remain at the Face Amount, in this example $1,000,000, unless the Minimum Death Benefit exceeds the Face Amount.

Assume the Owner has selected Option 1 with a Face Amount of $1,000,000. The Account Value is $50,000. The Death Benefit in this case is $1,000,000. The Minimum Death Benefit is $219,000. If the Account Value increases to $80,000, the Minimum Death Benefit increases to $350,400, but the Death Benefit remains at $1,000,000. If the Account Value decreases to $30,000, the Minimum Death Benefit decreases to $131,400, and the Death Benefit still remains at $1,000,000.

Example II

Under Option 2, the Death Benefit will be the Face Amount plus the Account Value unless the Minimum Death Benefit exceeds the sum of the Face Amount plus the Account Value.

Assume the Owner has selected Option 2 with a Face Amount of $1,000,000. The Account Value is $50,000, and the Minimum Death Benefit is $219,000. The Death Benefit in this case is $1,050,000 (Face Amount plus Account Value). If the Account Value increases to $80,000, the Minimum Death Benefit will increase to $350,400, and the Death Benefit will increase to $1,080,000. If the Account Value decreases to $30,000, the Minimum Death Benefit will decrease to $131,400, and the Death Benefit will decrease to $1,030,000.

Example III

Under Option 3, the Death Benefit will be the Face Amount plus the Premiums paid under the Policy, less any Premium refunds, unless the Minimum Death Benefit exceeds the sum of the Face Amount plus the Premiums paid.

Assume the Owner has selected Option 3 with a Face Amount of $1,000,000. The Account Value is $50,000, the Minimum Death Benefit is $219,000 and Premiums paid under the Policy to-date total $40,000. The Death Benefit in this case is $1,040,000. If an additional $30,000 of Premium is paid into the Policy and the Account Value increases to $80,000, the Minimum Death Benefit will increase to $350,400, and the Death Benefit will increase to $1,070,000.

Changes in Death Benefit Option. After the first Policy Year, the Owner may change the Death Benefit Option. Any changes of Death Benefit Option may require a written application and satisfactory evidence of insurability. The effective date of any change will be the Monthly Charge Date on or which next follows the date C.M. Life approves the change. A change in the Death Benefit Option will not in and of itself result in an immediate change in the amount of a Policy's Death Benefit. The Policy Face Amount will be increased or decreased to give the same Death Benefit under the new Death Benefit Option.

A change in Death Benefit Option will not be allowed if it would result in a Face Amount of less than $500,000 after the change, if the older insured is older than Attained Age 85, or if only one of the Insureds is alive.

An increase or decrease in Face Amount resulting from a change in the Death Benefit Option will affect the Monthly Charges, as they depend in part on the Face Amount. The charge for certain additional benefits also may be affected. The Surrender Charge, however, will not be affected by an increase or decrease in Face Amount resulting from a change in the Death Benefit Option.

For examples of Death Benefit Option changes and their impacts on the contract, see Appendix B.

Changes in Face Amount. The Owner may request an increase or decrease in the Face Amount subject to certain requirements. Any request for an increase or decrease must be submitted in writing to C.M. Life's Administrative Office. It will become effective on the Monthly Charge Date on or which next follows C.M. Life's acceptance of the request.

Increases in Face Amount. For an increase in the Face Amount, C.M. Life requires a written application and satisfactory evidence of insurability. An increase may not be less than $50,000, and no increase will be permitted after the younger Insured reaches Attained Age 85, or, if earlier, the older Insured reaches Attained Age 90.

Decreases in Face Amount. Decreases in coverage are allowed after the first Policy Year by written request. A decrease will not be permitted if the Face Amount would fall below $500,000.

A decrease may result in the deduction of Surrender Charges from the Account Value. (For a discussion of the Surrender Charges associated with a decrease, see Surrender Charges.) Any Surrender Charges applicable to a decrease will be deducted from the Division(s) of the Separate Account and from the GPA in proportion to the non-loaned values in each.

A decrease will reduce the Face Amount in the following order: (a) the Face Amount provided by the most recent increase; (b) the Face Amounts provided by the next most recent increases successively; and finally (c) the Initial Face Amount. As a result, a decrease in Face Amount will affect the Monthly Charges deducted from the Account Value.

A decrease may result in the Policy becoming a "modified endowment contract". (See Policy Proceeds, Premiums and Loans.)


Premiums

Subject to certain limitations, the Owner has flexibility in determining the frequency and amount of premium payments.

Premium Flexibility. Unlike traditional insurance policies, this Policy frees the Owner from required premium payments and a rigid premium schedule. Instead, C.M. Life requires an Owner to pay only a minimum initial premium at the time of application or at any time before delivery of the Policy. After the first premium has been paid, subject to certain limitations, premiums may be paid in any amount and at any interval.

The minimum initial premium depends on the planned frequency of premium payments, and the Issue Ages, sexes, and rating classes of the Insureds, as well as the initial Death Benefit Option and Initial Face Amount of the Policy.

Planned Annual Premium. When applying for a Policy, the Owner will select a planned annual premium and payment frequency (annual, semiannual, quarterly, or monthly check service). The planned premium at the payment frequency chosen is shown on the schedule page of the Policy. C.M. Life will send premium notices for the planned premium according to the amount and frequency selected. The Owner may change the amount and frequency of planned premiums at any time by sending written notice to C.M. Life's Administrative Office.

An Owner may elect to pay premiums by means of a preauthorized check procedure. Under this procedure, premium payments are deducted automatically on a monthly basis from a designated bank account. An Owner does not receive a "bill" for these payments, and confirmation of these payments is provided in the Policy's quarterly statement.

There is no penalty if the planned premium is not paid, nor does payment of this amount guarantee coverage for any period of time. Instead, the duration of the Policy depends on maintaining a sufficient Account Value, or meeting the Safety Test ( See Policy Termination section.). Even if planned premiums are paid, if the Safety Test is not met, the Policy terminates when the Account Value becomes insufficient to pay the Monthly Charges and the grace period expires without sufficient payment.

Premium Limitations. After the first premium is paid, the minimum premium payment is $20. If the Cash Value Test has been chosen as the Death Benefit Compliance Test, the maximum premium that may be paid in any Policy Year without evidence of insurability is the greatest of: (a) the premium that will not increase the net amount at risk under the Policy; (b) twice the Policy's Expense Premium plus $100; and (c) the annual premium paid in the preceding Policy year. If the Guideline Premium Test has been chosen, the maximum premium is equal to the lesser of the maximum premium as determined above and the Guideline Premium Test premium limitation. We have the right to refund any premium amount that exceeds these limitations. Premium payments should be sent either to C.M. Life's Administrative Office or to the address indicated on the billing notice.

Allocation of Net Premium Payments. The Net Premium equals the premium paid less the Premium Expense Charge. (See Deductions from Premiums.) At the time of Application, the Owner indicates how Net Premiums are to be allocated among the Divisions of the Separate Account and the GPA. The allocation percentages must be in whole numbers and the sum of the allocation percentages must equal 100%.

The allocation percentages may be changed without charge at any time by providing written notice to C.M. Life's Administrative Office. The maximum number of different Divisions that may be used during the life of the Policy is 16.

Any Initial Net Premium received with an application will be deposited to C.M. Life's General Account and earn interest at the rate set by C.M. Life from the Policy Date to the date the Policy is issued. Once the Policy has been issued, the Net Premium plus interest earnings, less any Monthly Charges will be allocated either in accordance with the allocation percentages in the Application, or to the Money Market Division of the Separate Account. If under the Free Look Provision, the Owner receives. (i) any premium paid for this Policy plus (ii) interest credited to this Policy under the Guaranteed Principal Account, plus or minus (iii) an amount reflecting the investment experience of the investment divisions of the Separate Account under this Policy to the date the Policy is received by us, minus (iv) any amounts withdrawn and any Policy Debt, this amount will be allocated to the GPA and the Divisions of the Separate Account based on the allocation percentages in the Application. If under the Free Look Provision, the Owner receives the total of all premiums paid for the Policy, reduced by any amounts borrowed or withdrawn, this amount will be allocated to the Money Market Division of the Separate Account.

If the Initial Net Premium plus interest earnings, less any Monthly Charges is allocated to the Money Market Division of the Separate Account, Subsequent Net Premiums received during the Free Look Period also will be allocated to the Money Market Division of the Separate Account on the Valuation Date on or next following the date We receive the Subsequent Net Premiums in good order at our Administrative Office, or at the address indicated on the billing notice. At the end of the Free Look Period, the Money Market account balance will be transferred to the GPA and the Separate Accounts in accordance with the allocation percentages in the Application.

If the Initial Net Premium plus interest earnings, less any Monthly Charges is allocated in accordance with the allocation percentages in the Application, Subsequent Net Premiums will be deposited on the Valuation Date on or next following the date We receive the Subsequent Net Premiums in good order at our Administrative Office, or at the address indicated on the billing notice. Transfers from one Division to another will be credited on the Valuation Date the Transfer Request is received in good order.

Transfers

By written request, the Owner may transfer all or part of the Account Value of a Division of the Separate Account to any other Division or to the GPA. Although C.M. Life currently imposes no limitation on the right of the Owner to make transfers, we reserve the right to limit transfers to no more than one every 90 days in connection with compliance with Section 404(c) of ERISA. Any limitation would not apply to a transfer of all funds in the Separate Account to the GPA or to automated transfers made in connection with any program C.M. Life has in place.

Transfers of values from the GPA to the Separate Account are limited to one each Policy Year. Any transfer from the GPA cannot exceed 25% of the Fixed Account Value (less any Policy Debt) at the time of the transfer. If 25% of the Fixed Account Value has been transferred from the GPA each year for three consecutive Policy Years, and no value has been transferred into the GPA, nor premiums allocated to the GPA, during this time, the remainder of the Fixed Account Value (less any Policy Debt) may be transferred, in one transaction, out of the GPA in the succeeding Policy Year.

Any transfer is effective on the Valuation Date on or next following the date we receive a written request in good order at our Administrative Office. There are no charges for transfers.


Policy Termination and Reinstatement

Policy Termination. This Policy will not terminate for failure to pay premiums since premium payments, other than the Initial Premium Payment, are not specifically required. Rather, if in the first three Policy Years the Account Value less any Policy Debt is not enough to cover the Monthly Charges on a Monthly Charge Date, or if in subsequent Policy Years the Net Surrender Value is not enough to cover the Monthly Charges on a Monthly Charge Date, the Policy will enter a 61-day grace period unless the Safety Test has been met.

At the beginning of the grace period, C.M. Life will mail a notice to the Owner's last known address stating the amount of premium needed to cover the shortfall. During the grace period, the Policy remains in force. If the required premium is not paid within 61 days after the Monthly Charge Date (or, if later, within 30 days after we mail the written notice), the Policy terminates without value.

If the Account Value less Policy Debt in the first three Policy Years or the Net Surrender Value in subsequent years is insufficient to pay the Monthly Charges on a particular Monthly Charge Date and the Safety Test (as described below) has been met on that date, the Monthly Charges for that Date will be reduced to an amount equal to the Account Value less any Policy Debt.

The Safety Test can be met only during a Guarantee Period. There are two Guarantee Periods. One Period is the lesser of 20 years or to the younger Insured's age 90. The other is to the younger Insured's age 100. On any day during a Guarantee Period, the Safety Test is met if the premiums paid less amounts withdrawn accumulated with interest to that day, equals or exceeds the Guarantee premium accumulated with interest to that date. The effective annual rate of interest used to accumulate these amounts is 3%. The Guarantee Periods available and the Safety Test may vary depending on the contract state of Your Policy. Consult Your Policy for the Guarantee Periods available to You.

Reinstatement. For a period of five years after a Policy terminates, the Owner can request that We reinstate the Policy provided neither Insured has died since the Policy termination. However, the Policy cannot be reinstated if it has been surrendered for its Net Surrender Value. Please note a termination or reinstatement may cause the Policy to become a modified endowment contract. (See Modified Endowment Contracts.)

Before We will reinstate the Policy, We must receive the following:

(a) Evidence of insurability satisfactory to C.M. Life;

(b) A premium payment sufficient to keep the policy in force for three months following reinstatement;

(c) Where applicable, a signed acknowledgement the Policy has become a modified endowment contract.

If We reinstate the Policy, the Face Amount for the reinstated Policy will be the same as it would have been if the Policy had not terminated. The premium payment will be allocated based on the allocation requested at the time of reinstatement effective on the Monthly Charge Date on which the Policy is reinstated. The Account Value at the time of reinstatement will be the net amount of the premium paid at the time of reinstatement, less any Monthly Charges taken at that time.


Charges and Deductions

Charges will be deducted in connection with the Policy to compensate C.M. Life for: (a) providing the insurance benefits under the Policy (including any riders); (b) administering the Policy; (c) assuming certain risks in connection with the Policy (including any riders); and (d) expenses incurred in selling and distributing the Policy. A summary of the charges is as follows.

--------------------------------------------------------------------------------------------------------------------------------
                                      CURRENT RATE                                  GUARANTEED RATE
--------------------------------------------------------------------------------------------------------------------------------
Premium Load                          Coverage Years 1-10:13% of premium up to      All Coverage Years: 13% of premium up to
                                      Expense Premium; 3% of premium over Expense   Expense Premium; 3% of premium over Expense
                                      Premium                                       Premium

                                      Coverage Years 11+: 3% of all premium

Administrative Charge                 Policy Years 1-10: $12 per month per policy   All Coverage Years: $12 per month per policy

                                      Policy Years 11+: $6 per month per policy

Face Amount Charge                    Coverage Years 1-10: $0.13 per month per      Coverage Years 1-10: $0.13 per month per
                                      $1,000 of Face Amount                         $1,000 of Face Amount

                                      Coverage Years 11+: $0.0                      Coverage Years 11+: $0.0

Insurance Charges                     Based on C.M. Life's expectations as to       For standard risks, rates are based on 1980
                                      future mortality and expense experience       Commissioners Standard Ordinary (CSO)
                                                                                    Mortality Tables.

Mortality and Expense Risk Charge     All Policy Years: 0.25% on an annual basis    All Policy Years: 0.90% on an annual basis
                                      of daily net asset value of the Separate      of daily net asset value of the Separate
                                      Account                                       Account

Loan Rate Expense Charge              Policy Years 1-10: 0.50% of loaned amount     All Policy Years: 2.0% of loaned amount

                                      Policy Years 11+: 0.25% of loaned amount

Withdrawal Fee                        $25                                           $25

Surrender Charges                     See Surrender Charges section of this
                                      Prospectus
--------------------------------------------------------------------------------------------------------------------------------


Deductions from Premiums

A premium load is deducted from each premium payment made prior to the allocation of the payment to the Divisions of the Separate Account and the GPA. The premium load distinguishes between premium payments up to Expense Premium, and premium payments over Expense Premium. The Expense Premium is based on the issue ages, sexes, and risk classifications of the Insureds, and the Death Benefit Option in effect at the time of any premium payment.

Premiums are allocated to the Initial Face Amount and any subsequent increases based on the ratio of the Expense Premium for each segment to the total of the Expense Premiums for all segments


Monthly Charges Against the Account Value

Charges will be deducted from the Account Value on each Monthly Charge Date. The Monthly Charges consist of: (a) an Administrative Charge; (b) a Face Amount Charge; (c) an Insurance Charge; and (d) a rider charge for any additional benefits provided by rider. The Monthly Charges will be deducted from the Division(s) of the Separate Account and the GPA in proportion to the nonloaned values of the Policy in the Division(s) and the GPA.

Administrative Charge and Face Amount Charge. The monthly Administrative Charge and Face Amount Charge reimburse C.M. Life for expenses incurred in issuing and administering the Policy, and for such activities as processing claims, maintaining records and communicating with Owners.

Insurance Charges. The monthly Insurance Charge for a Policy is equal to the "amount at risk" under the Policy, multiplied by the monthly Insurance Charge rate for that Policy month. The insurance amount is determined on the first day of each Policy month and is the amount by which the Death Benefit (discounted at the monthly equivalent of 3% per year) exceeds the Account Value.

Insurance rates will be based on the sexes, Issue Ages, and risk classes of the Insureds, and the Year of Coverage. C.M. Life currently places Insureds into the following three standard rate classes: Select-Preferred Nontobacco, Preferred Nontobacco, and Preferred Tobacco; as well as substandard rate classes involving higher mortality risks. In an otherwise identical Policy, the monthly insurance rate is higher for tobacco users than for those who do not use tobacco and higher for Preferred Nontobacco Insureds than for Select-Preferred Nontobacco Insureds.

Rider Charge. The monthly rider charge will include charges for any additional benefits provided by rider.


Daily Charges Against the Separate Account

Mortality and Expense Risk Charge. C.M. Life assesses a daily charge against the net asset value of the Separate Account for mortality and expense risks. This charge is not deducted from the assets in the GPA.

The mortality risk we assume is that the group of lives insured under our Policies may, on average, live for shorter periods of time than we estimated. The expense risk we assume is that our costs of issuing and administering Policies may be more than we estimated.

If not all the money C.M. Life collects from this charge is needed to cover death benefits and expenses, it will be our gain and will be used for any proper purpose, including payment of sales commissions. Conversely, even if the money we collect is insufficient, we will provide for all Death Benefits and expenses.

Investment Management Fee and Other Expenses. Because the Divisions of the Separate Account purchase shares of either MML Trust or Oppenheimer Trust, the value of Accumulation Units of the Divisions will reflect the investment management fee and other expenses incurred by MML Trust and Oppenheimer Trust. The Prospectuses of MML Trust and Oppenheimer Trust contain additional information concerning such fees and expenses.


Surrender Charges

During the first 10 Years of Coverage under the Initial Face Amount, and during the first 10 Years of Coverage under any increase in Face Amount, C.M. Life will impose a Surrender Charge against the Account Value if the Owner surrenders the Policy or decreases the Face Amount under the Policy. The Surrender Charge in the first year of coverage is the lesser of 100% of the Expense Premium or $60 per thousand of Face Amount. The Surrender Charge is decreased by 10% of the first year Surrender Charge in each of the next nine years of coverage, and is zero in the eleventh year. Surrender Charges are calculated separately for the Initial Face Amount and for each increase in the Face Amount.

Surrender Charge Upon Decrease in Selected Face Amount. Elected decreases in Face Amount--that is, decreases resulting from other than a withdrawal or a change in the Death Benefit Option-- result in canceling all or a part of previously issued Face Amount segments. A partial Surrender Charge is assessed and deducted from the Account Value. The partial Surrender Charge is equal to the Surrender.Charge associated with each canceled Face Amount segment. If the partial Surrender Charge for a decreased or cancelled Face Amount segment would be greater than the Account Value of the policy, the partial Surrender Charge for that decrease is set equal to the Account Value on the date of the surrender.

The Surrender Charge after the decrease equals the Surrender Charge prior to the decrease less the partial Surrender Charge taken.


Other Charges

Withdrawal Fee. For each Withdrawal, a charge of $25 will be deducted from the amount withdrawn. This fee is guaranteed not to increase for the duration of the Policy.

Loan Interest Rate Expense Charge. This charge reimburses C.M. Life for expenses incurred in administering loans.


Account Value And Net Surrender Value

Account Value. The Account Value of the Policy is the sum of all Net Premium payments adjusted by periodic charges and credits and by Withdrawals. Following the Free Look Period, this amount is allocated among the Separate

Account Divisions and the GPA according to the net premium allocation requested at the time of Application (See Allocation of Net Premium Payments section for more details.).

Investment Return.  The investment return of a Policy is based on:

(a) The Account Value held for the Policy in each Division of the Separate Account;

(b) The investment experience of each Division as measured by its actual net rate or return; and

(c)  The interest credited on Account Values held in the GPA.

The investment experience of a Division reflects increases and decreases in the net asset value of the shares of the underlying Fund, any dividend or capital gains distributions declared by the Fund, and any charges assessed against assets of the Division. The investment experience is determined each day the net asset value of the underlying Fund is determined -- that is, on each Valuation Date. The actual net rate of return for a Division measures the net investment experience from the end of one Valuation Date to the end of the next Valuation Date.

Net Surrender Value. The Policy may be fully surrendered for its Net Surrender Value at any time while at least one Insured is living. The Net Surrender Value is equal to the Account Value less any applicable Surrender Charges and less any Policy Debt.

An Owner may surrender the Policy by sending a written request together with the Policy to C.M. Life's Administrative Office. The proceeds will be determined as of the end of the Valuation Date on which the request for surrender is received in good order.

Withdrawals. After the first Policy Year, the Owner may, subject to certain restrictions, withdraw up to 75% of the Net Surrender Value. For each Withdrawal, a fee of $25 is deducted from the amount withdrawn. The minimum amount of a partial Withdrawal is $100 (before deducting the Withdrawal fee).
We reserve the right to prohibit Withdrawals that would result in a reduction of the Face Amount to less than $500,000.

The Withdrawal amount will be made on a pro rata basis from the Divisions of the Separate Account and the GPA based on the non-loaned Account Value of the Divisions and the GPA on the date of the Withdrawal. The Withdrawal amount attributable to a Division of the Separate Account or to the GPA may not exceed the non-loaned Account Value of the Division or GPA. If Death Benefit Option 1 or 3 is in effect, C.M. Life will reduce the Face Amount by the amount of the Withdrawal unless satisfactory evidence of insurability is provided. A Surrender Charge is not assessed for a Withdrawal.


Policy Loan Privilege

General. After the first Policy Year, the Owner may obtain a loan from the Policy as long as the Account Value exceeds the total of any Surrender Charges. The Policy must be assigned to C.M. Life as collateral for the loan. The maximum amount that can be borrowed at any time is 90% of the Policy's Account Value less any Surrender Charge. This is reduced by any outstanding Policy Debt, which includes accrued interest.

Source of Loan. The Policy loan amount requested is taken from Divisions of the Separate Account and the GPA in proportion to the Account Value of each Division and the GPA (excluding any outstanding loans) on the date of the loan. Loaned amounts are taken from the Divisions by liquidating units and the resulting dollar amounts are transferred to the loaned portion of the GPA. We may delay the granting of any loan taken from the GPA for up to six months. We also may delay the granting of any loan from the Divisions of the Separate Account during any period that: (i) the New York Stock Exchange is closed (other than customary weekend and holiday closings); (ii) trading is restricted; (iii) the SEC determines a state of emergency exists; or (iv) the Securities and Exchange Commission permits C.M. Life to delay payment for the protection of our Owners.

Whenever total Policy Debt (which includes accrued interest) equals or exceeds the Account Value less Surrender Charges, C.M. Life will send a notice to the Owner. This notice will state the amount necessary to bring the Policy Debt back within the limit. If we do not receive payment of that amount plus a premium payment sufficient to keep the policy in force for three months, within 31 days after the date we mailed the notice, and if Policy Debt exceeds the Account Value less any Surrender Charges at the end of those 31 days, the Policy terminates without value.

Loan Interest Charged. At time of Application, the Owner may select a loan interest rate of 5% or (in all jurisdictions except Arkansas) an adjustable loan rate. Each year C.M. Life will set the adjustable rate that will apply for the next Policy Year. The maximum loan rate is based on the Monthly Average Corporate yield on seasoned corporate bonds as published by Moody's Investors Service, Inc., or, if it is no longer published, a substantially similar average. The maximum rate is the published monthly average for the calendar month ending two months before the Policy Year begins, or 4%, whichever is higher. If the maximum limit is not at least 1/2% higher than the rate in effect for the previous year, we will not increase the rate. If the maximum limit is at least 1/2% lower than the rate in effect for the previous year, we will decrease the rate.

Interest on Policy loans accrues daily and becomes part of the Policy Debt as it accrues. It is due on each Policy Anniversary. If not paid when due, the interest will be added to the loan and, as part of the loan, will bear interest at the same rate. Any interest capitalized on a Policy Anniversary will be treated the same as a new loan and will be taken from the Divisions and the GPA in proportion to the non-loaned Account Value in each.

Repayment. All or part of any Policy Debt may be repaid at any time while at least one of the Insureds is living and while the Policy is in force. Any loan repayment first will be allocated to the GPA until the Owner has repaid all loan amounts that originated from the GPA. Any additional loan repayments will be allocated according to the premium allocation factors in effect. Loan repayments must be clearly identified as such; otherwise they will be considered premium payments.

Any outstanding Policy Debt will be deducted from the proceeds payable at the second death or the surrender of the Policy.

Interest on Loaned Value. Any loaned amount is held in the GPA and earns interest at a rate determined by C.M. Life, equal to the greater of 3% and the Policy loan rate less the Loan Interest Rate Expense Charge. This Charge is 2% on a guaranteed basis and 0.50% in Policy Years one through 10 and 0.25% in Policy Years 11 and later on a current basis.

Effect of Loan.   A Policy loan affects the Policy since the Death Benefit and
Net Surrender Value under a Policy are reduced by the amount of the loan. Repayment of the loan increases the Death Benefit and Net Surrender Value under the Policy by the amount of the repayment. Taking a Policy loan could have tax consequences. (See Policy Proceeds, Premiums and Loans.)

As long as a loan is outstanding, a portion of the Policy Account Value equal to the loan is held in the GPA. This amount is not affected by the Separate Account's investment performance. The Account Value may be impacted since the portion of the Account Value equal to the Policy loan is credited with an interest rate declared by C.M. Life rather than a rate of return reflecting the investment performance of the Division(s) of the Separate Account from which the loan was taken.


Free Look Provision

The Owner may cancel the Policy within 10 days after the Owner receives it, or 10 days after C.M. Life mails or delivers a written notice of withdrawal right to the Owner, or within 45 days after the date of the Part 1 of Application for the Policy, whichever is latest.

The Owner should mail or deliver the Policy and Policy delivery receipt either to C.M. Life's Administrative Office or to the agent who sold the Policy or to one of our agency offices. If the Policy is canceled in this fashion, a refund will be made to the Owner. The refund may be equal to the sum of: (i) any premium paid for this Policy plus (ii) interest credited to this Policy under the Guaranteed Principal Account, plus or minus (iii) an amount reflecting the investment experience of the investment divisions of the Separate Account under this Policy to the date the Policy is received by us, minus (iv) any amounts withdrawn and any Policy Debt. Or, the refund may be equal to the total of all premiums paid for the Policy, reduced by any amounts borrowed or withdrawn. Check Your contract to determine which refund is applicable under Your Policy.

Policy Rewrite Provision

Existing second-to-die policies issued by C.M. Life may be rewritten to a Survivorship Flexible Premium Adjustable Variable Life Insurance Policy within the first six months after the Policy Issue Date of the existing policy, provided the Survivorship Flexible Premium Adjustable Variable Life Insurance Policy is available for sale in Your state (the state in which the original contract is issued) by the end of this six month period. Rewrites are not available in all states.

The new Policy must be issued in the same state in which the original policy was issued. We will apply all premiums paid under the old contract toward the new Survivorship Flexible Premium Adjustable Variable Life Insurance Policy. We will credit interest from the date of the original premium payment for the original policy to the Issue Date of the rewrite based on the GPA rate during this period of time.

The Policy Date of the Policy and Issue Ages of the Insureds will be the same as those of the original policy. No new evidence of insurability will be required for the rewrite of the base policy, provided the Death Benefit under the two policies is identical and the Policy is issued with the same risk
classifications of the Insureds.   Only riders available for attachment to the
Survivorship Flexible Premium Adjustable Variable Life Policy can be attached to the new Policy. If the Owner wishes to add available riders to the new policy that were not attached to the original policy, evidence of insurability may be required. The Survivorship Flexible Premium Adjustable Variable Life Policy must meet the minimum policy requirements in effect at the time of the rewrite.


The Guaranteed Principal Account

An Owner may allocate some or all of the Net Premiums and transfer some or all of the Account Value in the Divisions of the Separate Account, to the Guaranteed

Principal Account ("GPA"). Because of exemptive and exclusionary provisions, interests in C.M. Life's General Account (which include interests in the Guaranteed Principal Account) are not registered under the Securities Act of 1933 and the General Account is not registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts, and C.M. Life has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in the Prospectus relating to the General Account. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Amounts allocated to the Guaranteed Principal Account become part of the General Account of C.M. Life, which consists of all assets owned by C.M. Life other than those in the Separate Account and other separate accounts of C.M. Life. Subject to applicable law, C.M. Life has sole discretion over the investment of the assets of its General Account.

C.M. Life guarantees those amounts allocated to the GPA in excess of any Policy Debt (which includes accrued interest) will accrue interest daily at an effective annual rate at least equal to 3%. For amounts in the GPA equal to any Policy Debt, the guaranteed minimum interest rate is an effective annual rate of 3% or, if greater, the Policy loan rate less the Loan Interest Rate Expense Charge. This charge will not be greater than 2% per year. Such interest will be paid regardless of the actual investment experience of the GPA. Although C.M. Life is not obligated to credit interest at a rate higher than the guaranteed minimum, it may declare a higher rate applicable for such periods as it deems appropriate.


When We Pay Proceeds

If the Policy has not terminated, payment of the Net Surrender Value is made within 14 days, and payment of loan proceeds or the Death Benefit are made within seven days after we receive all required documents in a form satisfactory to us at our Administrative Office. But we can delay payment of the Net Surrender Value or any Withdrawal from the Separate Account or any loan proceeds attributable to the Separate Account during any period when: (i) it is not reasonably practicable to determine the amount because the New York Stock Exchange is closed (other than customary weekend and holiday closings), or (ii) trading is restricted by the SEC, or (iii) the SEC declares an emergency exists; or (iv) the SEC, by order, permits us to delay payment in order to protect our Owners.

We may delay paying any Net Surrender Value, any Withdrawal, or any loan proceeds based on the GPA for up to six months from the date the request is received at our Administrative Office.

We can delay payment of the entire Death Benefit if payment is contested. We investigate all death claims arising within the two-year contestable period. Upon receiving the information from a completed investigation, we generally make a determination within five days as to whether the claim should be authorized for payment. Payments are made promptly after authorization.

If payment of a Net Surrender or Withdrawal is delayed for 30 days or more, we add interest to the date of payment at the same rate it is paid under the interest payment option. Interest is paid on the Death Benefit from the date of death to the date of payment.


Federal Income Tax Considerations

Policy Proceeds, Premiums and Loans C.M. Life believes the Policy meets the statutory definition of life insurance under Code Section 7702 and hence receives the same tax treatment as that accorded to fixed benefit life insurance. Thus, the Death Benefit under the Policy is generally excludible from the gross income of the Beneficiary under Section 101(a)(1) of the Code. As an exception to this general rule, where a Policy has been transferred for value, only the portion of the Death Benefit which is equal to the total consideration paid for the Policy may be excluded from gross income. The Owner is not deemed to be in constructive receipt of the cash values, including increments thereon, under the Policy until a full surrender or partial withdrawal is made (unless the Policy is a "modified endowment contract," as discussed below).

Decreases in Face Amount and Withdrawals may be taxable depending on the circumstances. Code Section 7702(f)(7) provides that where a reduction of future benefits occurs during the first 15 years after a Policy is issued and where there is a cash distribution associated with that reduction, the Owner may be taxed on all or a part of the amount distributed. Where the provisions of Code
Section 7702(f) do not cause a taxable event, a withdrawal is taxable only to the extent it exceeds the Owner's unrecovered premiums. After 15 years, such cash distributions are not subject to federal income tax, except to the extent they exceed the total amount of premiums paid but not previously recovered.
C.M. Life suggests you consult with your tax adviser in advance of a proposed decrease in Face Amount or Withdrawal as to the portion, if any, which would be subject to federal income tax.

A change of the Owner or the Insured(s) or an exchange or assignment of the Policy may have tax consequences depending on the circumstances.

C.M. Life also believes that under current law any loan received under the Policy will be treated as Policy Debt of an Owner, and that no part of any loan under a Policy will constitute income to the Owner unless the Policy has become a "modified endowment contract." If the Policy is a modified endowment contract under Code Section 7702A, loans will be fully taxable to the extent of any income in the Policy and could be subject to an additional 10 percent tax. In general, income in the policy is defined as the excess of the Account Value (both loaned and unloaned) over previously unrecovered premiums paid. See the discussion on modified endowment contracts below. Under the "personal" interest limitation provisions of the Tax Reform Act of 1986, interest on Policy loans used for personal purposes, which otherwise meet the requirements of Code
Section 264, will no longer be tax deductible. However, other rules may apply to allow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. See your tax adviser for further guidance.

If the Policy Owner is a business or corporation, the 1986 Act may impose additional restrictions. The Act limits the interest deduction available for loans against a business-owned Policy. It imposes an indirect tax on the gain in corporate-owned life insurance policies by way of the corporate alternative minimum tax for those corporations subject to the alternative minimum tax. The corporate alternative minimum tax also could apply to a portion of the amount by which Death Benefits received exceed the Policy's date-of-death Net Surrender Value.

Federal estate and gift and state and local estate and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary.

C.M. Life cannot make any guarantee regarding the future tax treatment of any Policy. For complete information on the impact of changes with respect to the Policy and federal and state tax considerations, a qualified tax adviser should be consulted.

The ultimate effect of federal income taxes on values under this Policy and on the economic benefit to the Owner or Beneficiary depends on C.M. Life's tax status and on the tax status of the individual concerned. The discussion contained herein is general in nature and is not an exhaustive discussion of all tax questions that might arise under the Policy, and is not intended as tax advice. Moreover, no representation is made as to the likelihood of continuation of current federal income tax laws and Treasury Regulations or of the current interpretations of the Internal Revenue Service. C.M. Life reserves the right to make changes in the Policy to assure that it continues to qualify as life insurance for tax purposes. For complete information on federal and state tax law considerations, You should consult a qualified tax adviser. No attempt is made herein to consider any applicable state or other tax laws.

Charges for Federal Taxes. C.M. Life currently does not make any charge against the Separate Account for federal income taxes. We may make such a charge eventually in order to provide for the future federal income tax liability of the Separate Account.

Upon a full surrender of a Policy for its Net Surrender Value, the Owner may recognize ordinary income for federal income tax purposes. Ordinary income is computed to be the amount by which the Account Value, unreduced by any outstanding Policy Debt but less any Surrender Charges assessed, exceeds the premiums paid but not previously recovered and any other consideration paid for the Policy.

Modified Endowment Contracts. Contrary to the rules described above, loans, collateral assignments, and other amounts distributed under a "modified endowment contract" are taxable to the extent of any accumulated income in the Policy. In general, the amount that may be subject to taxation is the excess of the Account Value (both loaned and unloaned) over the previously unrecovered premiums paid. Death benefits paid under a modified endowment contract, however, are not taxed any differently than death benefits payable under other life insurance contracts.

A Policy is a modified endowment contract if it satisfies the definition of life insurance in the Internal Revenue Code but fails the additional "7-pay test." A Policy fails this test if the accumulated amount paid under the contract at any time during the first seven contract years exceeds the total premiums that would have been payable under a policy providing guaranteed benefits upon the payment of seven level annual premiums. Also, a Policy which would otherwise satisfy the 7-pay test will be taxed as a modified endowment contract if it is received in exchange for a modified endowment contract.

Certain changes will require a Policy to be retested to determine whether it has become a modified endowment contract. For example, a reduction in death benefits during the first seven contract years will cause the Policy to be re-tested as if it originally had been issued with the reduced death benefit. If the premiums actually paid into the Policy exceed the limits under the 7-pay test for a policy with the reduced death benefit, the Policy will become a modified endowment contract. This classification change is effective retroactively to the Policy Year in which the actual premiums paid exceed the new 7-pay limits.

In addition, a "material change" occurring at any time while the Policy is in force will require the Policy to be retested to determine whether it continues to meet the 7-pay test. A material change starts a new 7-pay test period. The term "material change" includes many increases in death benefits. A material change does not include an increase in death benefit attributable to the payment of premiums necessary to fund the lowest level of death benefit payable during the first seven contract years, or which is attributable to the crediting of interest with respect to such premiums.

Since the Policy provides for flexible premium payments, the Company has instituted procedures to monitor whether increases in death benefits or additional premium payments cause either the start of a new seven-year test period or the taxation of distributions and loans.

If any amount is taxable as a distribution of income under a modified endowment contract, it also will be subject to a 10% penalty tax. Limited exceptions from the additional penalty tax are available for individual Owners. The penalty tax will not apply to distributions: (i) made on or after the date the taxpayer attains age 59 1/2; or (ii) attributable to the taxpayer's becoming disabled; or (iii) made as part of a series of substantially equal periodic payments (made at least annually) made for the life or life expectancy of the taxpayer. For complete information about modified endowment contract status, a qualified tax adviser should be consulted.

Once a Policy fails the 7-pay test, loans and distributions occurring in the year of failure and thereafter become subject to the rules for modified endowment contracts. In addition, a recapture provision applies to loans and distributions received in anticipation of failing the 7-pay test. Any distribution or loan made within two years prior to failing the 7-pay test is considered to have been made in anticipation of the failure.

Under certain circumstances, a loan, collateral assignment, or other distribution under a modified endowment contract may be taxable even though it exceeds the amount of income accumulated in the Policy. For purposes of determining the amount of income received from a modified endowment contract, the law requires the aggregation of all modified endowment contracts issued to the same Owner by an insurer and its affiliates within the same calendar year. Therefore, loans, collateral assignments, and distributions from any one such Policy are taxable to the extent of the income accumulated in all the Policies required to be aggregated.

Qualified Plans. The Policy may be used in conjunction with certain tax-qualified employee benefit plans. Since the rules governing such use are complex, a purchaser should not use the Policy in conjunction with any such qualified plan until a competent tax adviser has been consulted. The Policy may not be used in conjunction with an Individual Retirement Account (IRA).

Diversification Standards. To comply with final regulations under Code Section 817(h) ("Final Regulations"), each Fund of the Trusts is required to diversify its investments. The Final Regulations generally require that on the last day of each quarter of a calendar year no more than 55% of the value of a Fund's assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. A "look-through" rule applies to treat a pro rata portion of each asset of a Fund as an asset of the Separate Account. All securities of the same issuer are treated as a single investment. However, each government agency or instrumentality is treated as a separate issuer.

With respect to variable life insurance contracts, the general diversification requirements are modified if any of the assets of the Separate Account are direct obligations of the United States Treasury. In this case, there is no limit on the investment that may be made in United States Treasury securities; and for purposes of determining whether assets other than United States Treasury securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of the Separate Account's investment in United States Treasury securities. Notwithstanding this modification of the general diversification requirements, the Funds of the Trusts will be structured to comply with the general diversification standards because they serve as an investment vehicle for certain variable annuity contracts which must comply with the general standards.

In connection with the issuance of the temporary regulations prior to the Final Regulations, the Treasury announced that such temporary regulations did not provide guidance concerning the extent to which Owners may direct their investments to particular Divisions of a separate account. Regulations in this regard were not issued in connection with the Final Regulations, however. It is not clear, at this time, what future regulations might provide. It is possible, if future regulations are issued, the Policy may need to be modified to comply with such regulations. For these reasons, C.M. Life reserves the right to modify the Policy, as necessary, to prevent the Owner from being considered the owner of the assets of the Separate Account.

C. M. Life intends to comply with the Final Regulations to assure the Policy continues to qualify as life insurance for federal income tax purposes.


Your Voting Rights

As long as the Separate Account continues to operate as a unit investment trust under the Investment Company Act of 1940, the Owner is entitled to give C.M. Life instructions as to how shares of the Funds held in the Separate Account (or other securities held in lieu of such shares) deemed attributable to the Policy shall be voted at meetings of shareholders of the Funds of the Trusts. Those persons entitled to give voting instructions are determined as of the record date for the meeting.

The number of shares of the Funds held in the Separate Account deemed attributable to the Policy during the lifetimes of the Insureds are determined by dividing the Policy's Account Value held in each Division of the Separate Account, if any, by $100. Fractional votes are counted.

Owners receive proxy material and a form on which Owner instructions may be given. Shares of the Funds held by the Separate Account for which no effective Owner instructions have been received are voted for or against any proposition in the same proportion as the shares for which instructions have been received.


Reservation of Rights

We reserve the right to take certain actions in connection with our operations and the operations of the Separate Account. These actions will be taken in accordance with applicable laws (including obtaining any required approval of the Securities and Exchange Commission). If necessary, we will seek approval by Owners.

Specifically, we reserve the right to:

 .    Create new Divisions of the Separate Account;

 .    Create new Separate Accounts;

 .    Combine any two or more Separate Accounts;

 .    Make available additional Divisions of the Separate Account investing in additional investment companies;

 .    Invest the assets of the Separate Account in securities other than shares of the Funds as a substitute for such shares already purchased or as the securities to be purchased in the future;

 .    Operate the Separate Account as a management investment company under the
     Investment Company Act of 1940 or in any other form permitted by law; and

 .    De-register the Separate Account under the Investment Company Act of 1940 in the event such registration is no longer required;

 .    Substitute one or more Funds for other funds with similar investment objectives;

 .    Delete Funds.

C.M. Life also reserves the right to change the name of the Separate Account.

We have reserved all rights to the name C.M. Life Insurance Company or any part of it. We may allow the Separate Account and other entities to use our name or part of it, but we also may withdraw this right.

Additional Benefits You Can Get by Rider

At the Owner's request, the Policy can include additional benefits we approve based on our standards and limits for issuing insurance and classifying risks. An additional benefit is provided by rider and is subject to the terms of both the rider and the Policy. The cost of any rider is deducted as part of the Monthly Charges. Subject to state availability, the following riders are available.

Policy Split Option Rider. This rider allows the Owner, while both Insureds are living, to exchange the Policy for two new fixed premium permanent life policies, or for two flexible premium adjustable life, one on the life of each Insured, without evidence of insurability. This right will be available for the six-month period beginning on:.

 .    The date six months after the effective date of a final decree of divorce, issued by a court of competent jurisdiction, ending the Insureds' marriage to each other, if the decree first becomes effective at least one year after the Policy Issue Date, and remains in effect during the entire six-month period after it first becomes effective.

 .    The date Section 2056 of the Internal Revenue Code (I.R.C.) is nullified or amended to eliminate or reduce by at least 50% the Insureds' federal estate tax marital deduction; or the date the maximum federal estate tax rate given in I.R.C. Section 2001 is reduced to half the rate in effect on the Policy Issue Date of this Policy.

 .    If this Policy is owned by a corporation or partnership, the effective date the corporation or partnership dissolves.

The new policies must meet the policy requirements in effect at the time of the exchange. The face amount of each new policy will be one-half the face Amount of this Policy at the time of the split. The policy date of each new policy will be the date of exchange. The issue age of each Insured will be the age of each Insured on the birthday nearest the policy date. This rider may be attached to the Policy at the time of issue as long as at least one of the Insureds is younger than age 80 and as long as the insurance risk class of neither Insured is uninsurable.

Estate Protection Rider. This rider may be attached to the Policy at the time of issue. It provides an additional Death Benefit during the first four Policy Years if both Insureds die during this period. The Owner selects the Face Amount of the rider subject to a minimum of $25,000 and a maximum of 125% of the Policy's Initial Face Amount.

Payment Options

The Policy proceeds (the Death Benefit or the Net Surrender Value) can be paid in cash, or if elected, all or part of these proceeds can be placed under one or more of the following payment options. The minimum amount that can be applied under a payment option is $2,000. If the periodic payment under any option is less than $20, we reserve the right to make payments at less-frequent intervals. None of these benefits depends on the performance of the Separate Account or the GPA. For additional information concerning these options, see the Policy. The following payment options are currently available.

--------------------------------------------------------------------------------
Installments for a           Equal monthly payments will be made for any period
 Specified Period            selected, up to 30 years.  The amount of each
                             payment depends on the total amount applied, the
                             period selected, and the monthly income rates We
                             are using when the first payment is due.
--------------------------------------------------------------------------------
Life Income                  Equal monthly payments will be based on the life
                             of a named person.  Payments will continue for the
                             lifetime of that person.  Income with or without a
                             minimum payment period may be elected.
--------------------------------------------------------------------------------
Interest                     We will hold any amount applied under this option.
                             Interest on the amount will be paid at an
                             effective annual rate determined by us.  This rate
                             will not be less than 3%.
--------------------------------------------------------------------------------
Installments of Specified    Each payment will be made for an agreed fixed
 Amount                      amount.  The total amount paid during  the first
                             year must be at least 6% of the total amount
                             applied.  Interest will be credited each month on
                             the unpaid balance and added to it.  This interest
                             will be an effective annual rate determined by us,
                             but not less than 3%.  Payments continue until the
                             balance we hold is reduced to less than the agreed
                             fixed amount.  The last payment will be for the
                             balance only.
--------------------------------------------------------------------------------
Life Income with Payments    Equal monthly payments will be based on the life
 Guaranteed for Amount       of a named person.  Payments will be made until
 Applied                     the total amount paid equals the amount applied,
                             and as long thereafter as the named person lives.
--------------------------------------------------------------------------------
Joint Lifetime Income with   Monthly payments will be based on the lives of two
 Reduced Payments to         named persons.  Payments at the initial level will
 Survivor                    continue while both are living, or for 10 years if
                             longer.  When one dies (but not before the 10
                             years has elapsed), payments are reduced by
                             one-third and will continue at that level for the
                             lifetime of the other.  After the 10 years has
                             elapsed, payments stop when both named persons
                             have died.
--------------------------------------------------------------------------------

Withdrawal Rights Under Payment Options. If provided in the payment option election, all or part of the unpaid balance under the Fixed Amount or Interest Payment Option may be withdrawn or applied under any other option. No part of the payments under the Fixed Time Payment Option or payments which are based on a named person's life may not be withdrawn.


Beneficiary

A Beneficiary is any person named on our records to receive insurance proceeds at the second death. The Beneficiary is named in the application for the Policy. There may be different classes of beneficiaries, such as primary and secondary. These classes set the order of payment. There may be more than one Beneficiary in a class.

Any Beneficiary may be named an Irrevocable Beneficiary. An Irrevocable Beneficiary is one whose consent is needed to change that Beneficiary. The consent of any Irrevocable Beneficiary is needed to exercise any Policy right except the rights to change the frequency of Planned Premiums and Reinstate the Policy after termination.

The Owner may change the Beneficiary during either Insured's lifetime by writing to our Administrative Office. Generally, the change will take effect as of the date of the request. If no Beneficiary is living at the second death, unless provided otherwise, the Death Benefit is paid to the Owner or, if deceased, to the Owner's estate.

Assignment

The Policy may be assigned as collateral for a loan or other obligation. For any assignment to be binding on C.M. Life, however, We must receive a signed copy of it at our Administrative Office. We are not responsible for the validity of any assignment.

Limits on Our Right to Challenge the Policy

Except for any policy change or reinstatement requiring evidence of insurability, we cannot contest the validity of the policy:

     .    with respect to any material misrepresentation in the application regarding the insurability of Insured No. 1, once the policy has been in force during the lifetime of Insured No. 1 for two years after the its Issue Date; or

     .    with respect to any material misrepresentation in the application regarding the insurability of Insured No. 2, once the policy has been in force during the lifetime of Insured No. 2 for two years after the its Issue Date.

For any policy change or reinstatement requiring evidence of insurability, we cannot contest the validity of the change or reinstatement with respect to each Insured after the change has been in effect for two years during the lifetime of that Insured.

Error of Age or Sex

If either Insured's age or sex is misstated in the Policy application, the Death Benefit payable under the Policy will be adjusted based on what the Policy would provide according to the most recent Monthly Charge for the correct date of birth and correct sex.


Suicide

Suicide within two years of the Policy Date is not covered by the Policy. If either Insured dies by suicide, while sane or insane, within two years from the Issue Date or Reinstatement Date, the policy will terminate. We will refund the amount of all premiums paid, less any Withdrawals and Policy Debt. If either Insured, while sane or insane, dies by suicide within two years after the effective date of any increase in the Face Amount, the increase will terminate and We will refund the Monthly Charges for that increase. However, if a refund was payable as the result of suicide during the first two years following the Issue Date or the Reinstatement Date of the Policy, there is no additional refund for any Face Amount increase.


Sales And Other Agreements

MML Distributors, LLC ("MML Distributors"), 1414 Main Street, Springfield, MA 01144-1013, is the principal underwriter of the Policy pursuant to an Underwriting and Servicing Agreement to which MML Distributors, C.M. Life and the Separate Account are parties. MML Investors Services, Inc. ("MMLISI"), also located at 1414 Main Street, Springfield, MA 01144-1013, serves as the co-underwriter of the Policy Both MML Distributors and MMLISI are registered with the Securities and Exchange Commission (the "SEC") as broker-dealers under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. (the "NASD").

MML Distributors may enter into selling agreements with other broker-dealers which are registered with the SEC and are members of the NASD ("selling brokers"). C.M. Life sells the Policy through agents who are licensed by state insurance officials to sell the Policy. These agents also are registered representatives of selling brokers or of MMLISI. The Policy is offered in all states where C.M. Life is authorized to sell variable life insurance.

When an application for the Policy is completed, it is submitted to C.M. Life. Under a service agreement between C.M. Life and MassMutual (described below under Service Agreement), MassMutual performs suitability and insurance underwriting and determines whether to accept or reject the application for the Policy and the Insureds' risk classifications. If the application is not accepted, C.M. Life will refund any premium paid.

Pursuant to the Underwriting and Servicing Agreement, both MML Distributors and MMLISI will receive compensation for their activities as underwriters of the Policy.

MML Distributors does business under different variations of its name; including the name MML Distributors, L.L.C. in the states of Illinois, Michigan, Oklahoma, South Dakota and Washington; and the name MML Distributors, Limited Liability Company in the states of Maine, Ohio and West Virginia.


Commission Schedule

Writing agents will receive commissions based on a commission schedule and rules. Some commissions are paid as a percentage of the premium paid in each Policy Year. Commissions also are paid as a percentage of the average monthly Account Value in each Policy Year. The maximum commission percentages are as follow:

                           Premium-based Commissions

------------------------------------------------------------

Policy Year 1          50% of premium paid up to the
                       Expense Premium
                       3% of premium paid over the Expense
                       Premium
Policy Years 2-10      3% of all premium paid
Policy Years 11        No premium-based commission paid
and beyond
------------------------------------------------------------


                Asset-based Commissions

------------------------------------------------------------
Policy Years 11 and                 0.20% of the average
beyond                              monthly Account Value in
                                    each Policy Year
------------------------------------------------------------

Agents under financing agreements with a general agent of MassMutual may be compensated differently. Agents who meet certain productivity and persistency standards in selling C.M. Life and MassMutual policies are eligible for additional compensation.

General agents and brokers receive commissions based on different schedules and rules.


Service Agreement

In addition to acting as an investment manager for the funds underlying the Divisions of the Separate Account, MassMutual performs certain investment and administrative duties for C.M. Life. MassMutual does this according to a written agreement. The agreement is renewed automatically each year, unless either party terminates it. Under this agreement, C.M. Life pays MassMutual for salary costs and other services and an amount for indirect costs incurred through C.M. Life's use of MassMutual's personnel and facilities.


Bonding Arrangement

An insurance company blanket bond is maintained providing $50,000,000 coverage for officers and employees of MassMutual and C.M. Life (subject to a $350,000 deductible) and $50,000,000 for MassMutual's general agents and agents (also subject to a $350,000 deductible).


Legal Proceedings

We are not currently involved in any legal proceedings which would have a material impact on the Policy.


Experts

The audited financial statements of C.M. Life included in this Prospectus have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., Springfield, Massachusetts 01101, independent accountants, given on the authority of that firm as experts in accounting and auditing.

Actuarial matters in the Prospectus have been examined by Craig Waddington, FSA, MAAA. An opinion on actuarial matters is filed as an exhibit to the registration statements We filed with the SEC.


III.  ADDITIONAL INFORMATION

C.M. Life and MassMutual

C.M. Life is a stock life insurance company located at 140 Garden Street, Hartford, CT 06154. It was chartered by a Special Act of the Connecticut General Assembly on April 25, 1980. C.M. Life is engaged principally in the sale of life insurance policies and annuity contracts, and is licensed to sell such products in all states except New York. C.M. Life is a wholly owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual"). As of December 5, 1997, C.M. Life is licensed to transact variable life insurance business in all jurisdictions in the United States, including Puerto Rico, other than New York and California.

MassMutual is a mutual life insurance company chartered in 1851 under the laws of Massachusetts. Its Home Office is located in Springfield, Massachusetts. MassMutual is licensed to transact life, accident, and health business in all fifty states of the United States, the District of Columbia, Puerto Rico, and certain provinces of Canada. As of December 31, 1996, MassMutual had total contingency reserves in excess of $2.6 billion and consolidated assets of $55.8 billion.

C.M. Life's Tax Status. C.M. Life is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986 (the "Code"). The Segment and the Separate Account are not separate entities from C.M. Life and its operations form a part of C.M. Life.

Investment income and realized capital gains on the assets of the Segment are reinvested and taken into account in determining Account Value. The investment income and realized capital gains are applied automatically to increase book reserves associated with the Policy. Under existing federal income tax law, the Segment's investment income, including net capital gains, is not taxed to C.M. Life to the extent it is applied to increase reserves associated with the Policy. The reserve items taken into account at the close of the taxable year for purposes of determining net increases and net decreases must be adjusted for tax purposes by subtracting any amount attributable to appreciation in the value of assets and by adding any amount attributable to depreciation. C.M. Life's basis in the Policy's share of the assets underlying the Segment will be adjusted for appreciation or depreciation, to the extent the reserves are adjusted. Thus, corporate level capital gains and losses, and the tax effect thereof, are eliminated.

Due to C.M. Life's current tax status, no charge is made to the Segment for C.M. Life's federal income taxes that may be attributable to the Segment. Periodically, C.M. Life reviews the question of a charge to the Segment for C.M. Life's federal income taxes. A charge may be made for any federal income taxes incurred by C.M. Life and attributable to the Segment. Depending on the method of calculating interest on Policy values allocated to the Guaranteed Principal Account (see preceding section), a charge may be imposed for the Policy's share of C.M. Life's federal income taxes attributable to that account.

Under current laws, C.M. Life may incur state or local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, C.M. Life reserves the right to charge the Separate Account for taxes, if any, attributable to the Separate Account.


Records and Reports

All records and accounts relating to the Separate Account and the GPA are maintained by MassMutual or C.M. Life. Each year within the 30 days following the Policy Anniversary, C.M. Life will mail You a report showing the Account Value at the beginning of the previous Policy Year, all premiums paid since that time, all additions to and deductions from the Account Value during the year, and the Account Value, Death Benefit, Net Surrender Value and Policy Debt as of the last Policy Anniversary. This report contains any additional information required by any applicable law or regulation.


The Separate Account

The Separate Account was established on February 2, 1995, as a separate investment account of C.M. Life by C.M. Life's Board of Directors in accordance with the laws of the State of Connecticut. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, and meets the definition of a "separate account" in that statute. Registration does not involve supervision of the management or investment practices of either the Separate Account or of C.M. Life. A separate segment for the Policies (the "Segment") was established on November 12, 1997 and was divided into nine Divisions. Each Division invests in a corresponding series of shares of a designated Fund of either MML Trust or Oppenheimer Trust. C.M. Life may establish additional divisions within the Separate Account in the future, which may invest in other investment funds, including those of MML Trust or Oppenheimer Trust, or in any other investment fund C.M. Life deems to be appropriate.

C.M. Life owns the assets in the Separate Account and is required to maintain sufficient assets in the Separate Account to meet anticipated obligations of the Policies funded by the Separate Account. The income, gains, or losses, realized or unrealized, of the Separate Account are credited to or charged against the assets held in the Separate Account without regard to the other income, gains, or losses of C.M. Life. Assets in the Separate Account attributable to the reserves and other liabilities under the Policies are not chargeable with liabilities arising from any other business conducted by C.M. Life. C.M. Life may transfer to its General Account, however, any assets which exceed anticipated obligations of the Separate Account. All obligations arising under the Policy are general corporate obligations of C.M. Life. C.M. Life may accumulate in the Separate Account proceeds from various Policy charges and investment results applicable to those assets.


MML Trust and Oppenheimer Trust

The MML Trust is a no-load, open-end, management investment company registered under the Investment Company Act of 1940. The Oppenheimer Trust is an open-end, diversified, management investment company registered under the Investment Company Act of 1940.

Both the MML Trust and the Oppenheimer Trust provide an investment vehicle for the separate investment accounts of variable life and variable annuity contracts offered by companies such as MassMutual. Shares of the MML Trust and the Oppenheimer Trust are not offered to the general public.

The assets of certain variable annuity separate accounts for which MassMutual or an affiliate is the depositor are invested in shares of the MML Trust's and Oppenheimer Trust's Funds. Because these separate accounts are invested in the same underlying Funds, it is possible material irreconcilable conflicts could arise between Policy Owners and owners of the variable annuity contracts. Possible conflicts could arise if:
(i) state insurance regulators should disapprove or require changes in investment policies, investment advisers or principal underwriters or if C.M. Life should be permitted to act contrary to actions approved by holders of the Policies under rules of the Securities and Exchange Commission; (ii) adverse tax treatment of the Policies or the variable annuity contracts would result from utilizing the same underlying funds; (iii) different investment strategies would be more suitable for the variable annuity contracts than for the Policies; or
(iv) state insurance laws or regulations or other applicable laws would prohibit the funding of both the Separate Account and other investment accounts by the same Funds. The Board of Trustees of each Trust will follow monitoring procedures which have been developed to determine whether material conflicts have arisen. If it is determined a conflict exists, the Trustees will notify MassMutual, C.M. Life and Oppenheimer Funds and appropriate action will be taken to eliminate such irreconcilable conflicts.

C.M. Life purchases the shares of each Fund for the corresponding Division at net asset value. All dividends and capital gain distributions received from a Fund are automatically reinvested in that Fund at net asset value, unless C.M. Life, on behalf of the Separate Account, elects otherwise. Shares of the MML Trust and the Oppenheimer Trust will be redeemed by C.M. Life at their net asset values to the extent necessary to make payments under the Policies.

Following is a chart illustrating the risk profiles of the investment options available, and a summary of the investment objectives of each Fund. Please note there can be no assurance any Fund will achieve its objectives. More detailed information concerning these investment objectives is contained in the accompanying prospectuses of the MML Trust and Oppenheimer Trust, including information on the risks associated with the investments, the investment techniques of each of the Funds, and the deduction of expenses applicable to each of the Funds.


                          INVESTMENT PREFERENCE CHART

--------------------------------------------------------------------------------
                                              Oppenheimer Global Securities Fund

                                           Oppenheimer Capital Appreciation Fund

                                        Oppenheimer Growth Fund

                                     MML Equity Fund

                                  MML Equity Index Fund

                               MML Blend Fund

                            Oppenheimer Strategic Bond Fund

                         MML Managed Bond Fund

                 MML Money Market Fund

Guaranteed Principal Account
--------------------------------------------------------------------------------
Conservative     Less Conservative    Moderate     Aggressive    More Aggressive

Conservative: Investment goal is preservation of principal, while incurring little or no risk.

Less Conservative: Investment goal is primarily preservation of principal, with some desire for growth.

Moderate: Investment goal is growth, while seeking some preservation of principal.

Aggressive: Investment goal is growth, with more tolerance for risk.

More Aggressive: Investment goal is significant growth over the long-term, with short-term fluctuations in value expected.

MML Money Market Fund

MML Money Market Fund seeks to achieve high current income, while preserving capital, and liquidity. This Fund invests in short-term debt instruments, including but not limited to commercial paper, certificates of deposit, bankers' acceptances, and obligations of the United States government, its agencies and instrumentalities.

MML Managed Bond Fund

MML Managed Bond Fund seeks to achieve as high a total rate of return on an annual basis as is considered consistent with the preservation of capital values. This Fund invests primarily in publicly issued, readily marketable, fixed income securities of maturities MassMutual deems appropriate from time to time in light of market conditions and prospects.

Oppenheimer Strategic Bond Fund

Oppenheimer Strategic Bond Fund seeks a high level of current income principally derived from interest on debt securities; and seeks to enhance such income by writing covered call options on debt securities. The Fund invests principally in: (i) foreign government and corporate debt securities; (ii) U.S. Government securities; and (iii) lower-rated, high-risk high-yield debt securities. This Fund's investments may be considered speculative.

For information concerning the risks associated with this Fund's investments, please refer to the accompanying prospectus for the Oppenheimer Trust.

MML Blend Fund

MML Blend Fund seeks to achieve as high a level of total rate of return over an extended period of time as is considered consistent with prudent investment risk and the preservation of capital values. This Fund invests in a portfolio of common stocks and other equity-type securities, bonds and other debt securities with maturities generally exceeding one year, and money market instruments and other debt securities with maturities generally not exceeding one year.

MML Equity Index Fund

MML Equity Index Fund seeks to provide investment results that correspond to the price and yield performance of the publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. ("Standard & Poor's 500" and "S&P 500(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's or the McGraw-Hill Companies, Inc.)

MML Equity Fund

MML Equity Fund seeks to achieve a superior total rate of return over an extended period of time from both capital appreciation and current income. A secondary objective is the preservation of capital when business and economic conditions indicate investing for defensive purposes is appropriate. The assets of this Fund are expected to be invested primarily in common stocks and other equity-type securities.

Oppenheimer Growth Fund

Oppenheimer Growth Fund seeks to achieve capital appreciation by investing in securities of well-known established companies. Such securities generally have a history of earnings and dividends, and are issued by seasoned companies, namely those having an operating history of at least five years, including predecessors. The type of securities in which this Fund invests will be primarily common stocks, as well as securities having the investment characteristics of common stocks, such as convertible preferred stock and convertible bonds.

Oppenheimer Capital Appreciation Fund

Oppenheimer Capital Appreciation Fund seeks capital appreciation. The type of securities in which this Fund invests will be primarily common stocks, as well as securities having the investment characteristics of common stocks, such as convertible preferred stock and convertible bonds. In seeking this objective the Fund will emphasize investment in securities of "growth-type" companies. Such companies are believed to have relatively favorable long-term prospects for an increased demand for the particular company's products or services.

Oppenheimer Global Securities Fund

Oppenheimer Global Securities Fund seeks long-term capital appreciation through investing a substantial portion of its invested assets in securities of foreign issuers, growth-type companies and special investment opportunities, such as anticipated acquisitions, mergers or other unusual developments, which are considered by OFI, in its capacity as investment manager of the Funds, to have appreciation possibilities. The type of securities in which this Fund invests will be primarily common stocks, as well as securities having the investment characteristics of common stocks, such as convertible preferred stock, convertible bonds and American Depository Receipts. Current income is not an investment objective of the Oppenheimer Global Securities Fund.

The Investment Advisers

MassMutual serves as investment manager of each of the MML Funds pursuant to investment management agreements. Concert Capital Management, Inc. ("Concert") served as the investment sub-adviser to MML Equity Fund and the Equity Sector of the MML Blend Fund from 1993-1996. Concert merged with and into David L. Babson & Company, Inc. ("Babson") effective December 31, 1996. Both Concert and Babson are wholly-owned subsidiaries of Babson Acquisition

Corporation, which is a controlled subsidiary of MassMutual. Effective January 1, 1997, Babson became the investment sub-adviser to MML Equity Fund and the Equity Sector of the MML Blend Fund. Both MassMutual and Babson are registered investment advisers under the Investment Advisers Act of 1940.

MassMutual entered into a sub-advisory agreement with Mellon Equity whereby Mellon Equity manages the investment and reinvestment of the assets of the MML Equity Index Fund.

OppenheimerFunds, Inc. ("OFI") is an investment adviser organized under the laws of Colorado as a corporation; it was originally organized in 1959. It (including a subsidiary) currently advises U.S. investment companies with assets aggregating over $62 billion as of December 31, 1996, with over three million shareholder accounts. OFI is owned by Oppenheimer Acquisition Corporation, a holding company owned in part by senior management of OFI and ultimately controlled by MassMutual. OFI serves as investment adviser to the Oppenheimer Trust. OFI is registered as an investment adviser under the Investment Advisers Act of 1940. OFI serves as Investment Adviser to the Oppenheimer Funds.

Citibank N.A., with its home office located at 111 Wall Street, New York, NY, 10005, acts as custodian for the MML Trust. Bank of New York, with its home office at One Wall Street, New York, NY 10015, acts as custodian for the Oppenheimer Trust.

MassMutual is also the investment adviser to MassMutual Corporate Investors and MassMutual Participation Investors, closed-end investment companies, certain wholly-owned subsidiaries of MassMutual, and various employee benefit plans. MassMutual is the investment sub-adviser to Oppenheimer Investment Grade Bond Fund and Oppenheimer Value Stock Fund, open-end management investment companies.

Appendix A

Definition of Terms

Account Value: The sum of the Variable Account Value and the Fixed Account Value of the Policy.

Administrative Office: C.M. Life's Administrative Office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

Attained Age: The Issue Age of an Insured plus the number of completed Policy Years.

Beneficiary(ies): The person or persons specified by the Owner to receive some or all of the Death Benefit at the second death.

Death Benefit: The amount paid following receipt of due proof of the death of both Insureds. The amount is equal to the benefit provided by the Death Benefit Option in effect on the date of the second death less any Policy Debt outstanding and any unpaid premium.

Death Benefit Option: The Policy offers three Death Benefit Options for determination of the amount of the Death Benefit. The Death Benefit Option is elected at time of application and, subject to certain requirements, may be changed at a later date.

Expense Premium: The level of Premium Payment used to determine the Premium Expense Charges, Surrender Charges, and Commission payments. The Expense Premium is based on the Issue Ages, sexes, and risk classifications of the Insureds, and the Death Benefit Option in effect at the time of any Premium payment or at the time of Surrender of the Policy.

Fixed Account Value: The current Account Value which is allocated to the Guaranteed Principal Account.

Free Look Period: The Period during which an Owner may return the Policy for cancellation and refund.

Guaranteed Principal Account ("GPA"): Part of our General Account, the GPA is a fixed account to and from which the Owner may make allocations and transfers.

Initial Face Amount: The amount of insurance coverage issued under the Policy. Subject to certain limitations, the Owner may change the Face Amount after issue.

Initial Net Premium: The Premium received before or at delivery of the Policy, reduced by the Premium Expense Charge.

Insureds: The two persons whose lives this Policy insures.

Issue Age: The age of an Insured at his or her birthday nearest the Policy Date.

Issue Date: The date on which the suicide and contestability periods begin.

Minimum Death Benefit: The Death Benefit determined in accordance with the applicable Death Benefit Compliance Test. The applicable Test is either the Cash Value Test or the Guideline Premium Test, as chosen at the time of application.

Monthly Charge Date: The monthly date on which the Monthly Charges for the Policy are deducted from the Account Value. The first Monthly Charge Date is the Policy Date, and subsequent Monthly Charge Dates are on the same day of each succeeding calendar month.

Monthly Charges: The charges assessed against the Policy Account Value on each Monthly Charge Date.

Net Premium: The premium payment less the Premium Expense Charge we deduct.

Net Surrender Value: The amount payable to an Owner upon surrender of the Policy. It is equal to the Account Value less any surrender charges that apply and less any Policy Debt.

Owner: The person or entity that owns the Policy.

Policy: The survivorship flexible premium adjustable variable life insurance policy offered by C.M. Life and described in this Prospectus.

Policy Anniversary Date: An anniversary of the Policy Date.

Policy Date: The date shown on the Policy that is the starting point for determining Policy Anniversary Dates, Policy Years, and Monthly Charge Dates.

Policy Debt: All outstanding Policy loans plus accrued loan interest.

Policy Year: A twelve-month period commencing with the Policy Date or a Policy Anniversary Date.

Safety Test: On any day during the Guarantee Periods as shown on the Policy Specifications page of Your Policy, the Safety Test is met if the result of premiums paid less amounts withdrawn, accumulated with interest to that day, equals or exceeds the Guarantee Period premium requirement as shown on the Policy Specification page of Your Policy accumulated with interest to that date.

Second Death: The death of the surviving Insured.

Separate Account: The Policies' designated segment of the "C. M. Life Variable Life Separate Account I" established by C. M. Life under the laws of Connecticut and registered as a unit investment trust with the Securities and Exchange Commission pursuant to the Investment Company Act of 1940, as amended ("1940 Act"). The Separate Account is used to receive and invest Net Premiums for this Policy.

Subsequent Net Premium: Any premium received after the Policy is delivered, reduced by the Premium Expense Charge

Valuation Date: A date on which the net asset value of the shares of each Division of the Separate Account is determined. Generally, this will be any date on which the New York Stock Exchange (or its successor) is open for trading

Valuation Period: The period, consisting of one or more days, from one Valuation Date to the next succeeding Valuation Date.

Valuation Time: The time of the close of the New York Stock Exchange (currently 4:00 p.m. eastern time) on a Valuation Date. All actions which are to be performed on a Valuation Date will be performed as of the Valuation Time.

Variable Account Value: The total of the values of the Accumulation Units credited to the Policy in each Division of the Separate Account multiplied by the Owner's number of units in that Division.

We: Refers to C.M. Life.

Year of Coverage: For the Initial Face Amount, each Policy Year is a Year of Coverage. For any increase in the Face Amount, each Year of Coverage is measured from the effective date of the increase.

You: Refers to the Owner

Appendix B

Examples of Death Benefit Option Changes

Example I - Change from Option 2 to Option 1

For a change from Option 2 to Option 1, the Face Amount is increased by the amount of the Account Value on the effective date of the change. For example, if the Policy has a Face Amount $500,000 and an Account Value of $25,000, the Death Benefit under Option 2 is equal to the Face Amount plus the Account Value, or $525,00. If the Owner changes from Option 2 to Option 1, the Death Benefit under Option 1 is equal to the Policy Face Amount. Since the Death Benefit under a Policy does not change as the result of a Death Benefit Option change, the Face Amount will be increased from $500,000 under Option 2 to $525,000 under Option 1.

Example II - Change from Option 3 to Option 1

For a change from Option 3 to Option 1, the Face Amount is increased by the amount of the Premiums paid to the effective date of the change. For example, if a Policy has a Face Amount of $500,000, and premium payments of $12,000 have been made to-date, the Policy Death Benefit under Option 3 is equal to the Face Amount plus the Premiums paid, or $512,000. If the Owner changes from Option 3 to Option 1, the death Benefit under Option 1 is equal to the Policy Face Amount. Since the death Benefit under a Policy does not change as the result of a Death Benefit Option change, the Face Amount will be increased from $500,000 under Option 3 to $512,000 under Option 1.

Example III- Change from Option 1 to Option 2

For a change from Option 1 to Option 2, the Face Amount will be decreased by the amount of Account Value on the effective date of the change. For example, if the policy has a Face Amount of $700,000 and an Account Value of $25,000, under Option 1 the Death Benefit is equal to the Face Amount, or $700,000. If the Owner changes from Option 1 to Option 2, the Death Benefit under Option 2 is equal to the Face Amount plus the Account Value. Since the Death Benefit does not change as the result of a Death Benefit Option change, the Face Amount will be decreased by $25,000 to $675,000, and the Death Benefit under Option 2 after the change will remain $700,000.

Example IV - Change from Option 1 to Option 3

For a change from Option 1 to Option 3, the Face Amount will be decreased by the amount of the Premiums paid to the effective date of the change. For example, if the Policy has a Face Amount of $700,000 and Premiums paid to-date are $30,000, the Death Benefit under Option 1 is equal to the Face Amount, or $700,000. If the Owner changes from Option 1 to Option 3, the Death Benefit under Option 3 is equal to the Face Amount plus the premium paid to-date. Since the Death Benefit under a Policy does not change as the result of a Death Benefit Option change, the Face Amount will be decreased from $700,000 under Option 1 to $670,000 under Option 3.

Example V - Change from Option 2 to Option 3, or from Option 3 to Option 2

For a change from Option 2 to Option 3 or from Option 3 to Option 2, the Face Amount is changed (increased or decreased) by the difference between the Account Value and the Premiums paid less any Premium refunds. For example, if the Policy has a Face Amount of $1,000,000, and Account Value of $70,000, and Premiums paid of $25,000, the Death Benefit under Option 2 is equal to the Account Value plus the Face Amount, or $1,070,000. If the Owner changes from Option 2 to Option 3, the Death Benefit under Option 3 is equal to the Face Amount plus the Premium paid less any Premium refunds. Since the Death Benefit under a Policy does not immediately change as the result of a Death Benefit Option change, the Face Amount will be increased by the difference between the Account Value and the Premiums paid, or $45,000, to $1,045,000 under Option 3, maintaining a Death Benefit of $1,070,000.

A similar type of change would be made for a change from Option 3 to Option 2.

Appendix C

Rates of Return

From time to time, the Company may report different types of historical performance for the Divisions of the Separate Account available under the Policy. The company may report the average annualized total returns of the Funds over various time periods. Such returns will reflect an annual reduction for investment management fees and fund expenses, but not deductions at the Separate Account or policy level for mortality and expense risk charges and Policy expenses, which, if included, would reduce performance.

The Company will accompany the returns of the Funds with at least one of the following: (I) returns, for the same periods as shown for the Funds, which include in addition to deduction of investment management fees and Fund expenses deductions under the Separate Account for the mortality and expense risk charge, but not other charges under the Policy; or (ii) an illustration of Account Values and Net Surrender Values as of the performance reporting date for hypothetical Insureds of given ages, sexes, risk classifications, premium level and Initial Face Amount. Each illustration will assume 100% of each Net Premium was allocated to the Division of the Separate Account illustrated. The Net Surrender Value figures will assume all fund charges, the mortality and expense risk charge, and all other policy charges are deducted. The Account Value figures will assume all charges except the Surrender Charge are deducted.

We also may distribute sales literature comparing the percentage change in the net asset values of the Funds or in the Accumulation Unit Values for any of the Divisions of the Separate Account to established market indices, such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average. We also may make comparisons to the percentage change in values of other mutual funds with investment objectives similar to those of the Divisions of the Separate Account being compared.

Table 1 following illustrates the performance information pertaining to a hypothetical Policy. These figures reflect deductions from premiums for Premium Load, Administrative Charges, and Mortality Charges, plus deductions from the Separate Account of current mortality and expense risk charges and Fund Operating Expenses

Tables 2 and 3 show the Effective Annual Rates of Return and One Year Total Returns, respectively, of the Funds based on the actual investment performance (after deduction of investment management fees and direct operating expenses) underlying each Division of the Separate Account. Table 2 shows figures for periods ended December 31, 1996, while Table 3 shows December 31 annualized figures. These rates do not reflect the mortality and expense risk charges assessed against the Separate Account. Tables 2 and 3 do not reflect deductions from premiums or Monthly Charges assessed against the Account Value of the Policies, nor do they reflect the Policy's Surrender Charges. (For a discussion of these charges, please see Charges and Deductions.) Therefore, these rates are not illustrative of how actual investment performance will affect the benefits under the Policy (see, however, Performance Illustration). The rates of return shown are not necessarily indicative of future performance. These rates of return may be considered, however, in assessing the competence and performance of the investment advisers.

                                    TABLE 1
                              POLICY PERFORMANCE

     The chart below illustrates the Account Value, Net Surrender Value and Death Benefit of a hypothetical Survivorship Flexible Premium Adjustable Life Insurance Policy assuming the following:

        . The Policy was owned for the period illustrated
        . The Insureds are a male, select-preferred, age 45, and a female, select-preferred, age 45
        . A Face Amount of $1,000,000
        . Death Benefit Option 1
        . Cash Value Test
        . An annual premium of $6,000 for 20 years
        . 100% allocation to the respective Fund for the period illustrated . Current expenses and mortality charges
        . No loans or withdrawals are taken from the Policy

                  Historical Results* as of December 31, 1996


-----------------------------------------------------------------------------------------------------------------------------------
                        MML        MML          MML           MML          Oppenheimer     Oppenheimer    Oppenheimer   Oppenheimer
                        Equity     Blend        Bond          Money        Global          Capital        Growth        Strategic
                                                              Market                       Appreciation                 Bond
-----------------------------------------------------------------------------------------------------------------------------------
End of First Year
Cumulative Premium         6,000       6,000        6,000         6,000        6,000           6,000          6,000          6,000
Account Value              4,427       4,151        3,685         3,761        4,320           4,423          4,644          4,069
Cash Surrender Value           0           0            0             0            0               0              0              0
Death Benefit          1,000,000   1,000,000    1,000,000     1,000,000    1,000,000       1,000,000      1,000,000      1,000,000

End of Fifth Year
Cumulative Premium        30,000      30,000       30,000        30,000       30,000          30,000         30,000            ---
Account Value             29,508      26,081       21,973        28,148       26,042          30,023         31,241            ---
Cash Surrender Value      26,173      22,746       18,638        16,813       22,707          26,688         27,907            ---
Death Benefit          1,000,000   1,000,000    1,000,000     1,000,000    1,000,000       1,000,000      1,000,000            ---

End of Tenth Year
Cumulative Premium        60,000      60,000       60,000        60,000          ---          60,000         60,000            ---
Account Value             82,360      71,143       55,872        46,019          ---          94,605         85,483            ---
Cash Surrender Value      81,804      70,588       55,264        45,463          ---          94,049         84,298            ---
Death Benefit          1,000,000   1,000,000    1,000,000     1,000,000          ---       1,000,000      1,000,000            ---

For a Policy Owned
Since Inception
Cumulative Premium       138,000      78,000       90,000        90,000       42,000          66,000         72,000         24,000
Account Value            700,359     124,176      126,644        94,914       38,789         112,102        123,344         17,404
Cash Surrender Value     700,359     124,176      126,644        94,914       36,566         112,102        123,344         13,514
Death Benefit          1,384,566   1,000,000    1,000,000     1,000,000    1,000,000       1,000,000      1,000,000      1,000,000

   * Historical investment results and current charges are used to determine values; if guaranteed charges were used the results would be lower. The Account Value reflects premiums paid, plus investment earnings, less all charges. The Net Surrender Value is the Account Value minus surrender charges.

                                    TABLE 2
                       EFFECTIVE ANNUAL RATES OF RETURN
                            AS OF DECEMBER 31, 1996


-----------------------------------------------------------------------------------------------------------------
Fund                                   Since      20 Years   15 Years   10 Years   5 Years   3 Years    1 Year
                                     Inception
-----------------------------------------------------------------------------------------------------------------
MML Equity                             14.22%     14.72%     16.01%     13.78%     14.71%    17.97%     20.25%
MML Blend                              13.13%       ---        ---      11.89%     11.55%    12.90%     13.95%
MML Managed Bond                       10.40%       ---      10.54%      8.34%      7.27%     5.79%      3.25%
MML Money Market                        6.84%       ---       6.83%      5.76%      4.13%     4.82%      5.01%
Oppenheimer Global Securities          10.65%       ---        ---        ---      12.38%     4.25%     17.80%
Oppenheimer Capital Appreciation       15.66%       ---        ---      16.50%     16.68%    13.74%     20.16%
Oppenheimer Growth                     14.52%       ---        ---      14.32%     16.24%    19.99%     25.20%
Oppenheimer Strategic Bond              9.94%       ---        ---       8.81%      7.68%     6.33%      4.80%


   Dates of inception: MML Equity Fund - September 15, 1971 (performance information prior to 1974 is unavailable); MML Blend Fund - February 3, 1984; MML Managed Bond Funds - December 16, 1981; MML Money Market and Oppenheimer Global Securities Fund - November 12, 1990; Oppenheimer Capital Appreciation Fund - August 15, 1986; Oppenheimer Growth Fund - April 3, 1985; Oppenheimer Strategic Bond Fund - May 3, 1993.

   The MML Equity Index Fund did not commence operations until April 30, 1997, therefore performance figures are unavailable at this time.

                                    TABLE 3
                            ONE YEAR TOTAL RETURNS


------------------------------------------------------------------------------------------------------------------------------------

Year        MML Equity      MML Money     MML Bond    MML Blend     Oppenheimer       Oppenheimer       Oppenheimer      Oppenheimer

Ended                       Market                                  Growth            Strategic         Capital          Global

                                                                                      Bond              Appreciation     Securities
------------------------------------------------------------------------------------------------------------------------------------

1996          20.25%            5.01%        3.25%       13.95%        25.20%           12.07%            20.16%          17.80%
1995          31.13%            5.58%       19.14%       23.28%        36.65%           15.33%            32.52%           2.24%
1994           4.10%            3.84%       (3.76%)       2.48%         0.98%           (5.85%)           (7.50%)         (5.72%)
1993           9.52%            2.75%       11.81%        9.70%         7.25%            4.25%*           27.32%          70.32%
1992          10.48%            3.48%        7.31%        9.36%        14.53%             ---             15.42%          (7.11%)
1991          25.56%            6.01%       16.66%       24.00%        25.54%             ---             54.72%           3.39%
1990          (0.51%)           8.12%        8.38%        2.37%        (8.21%)            ---            (16.32%)          0.40%
1989          23.04%            9.16%       12.83%       19.96%        23.59%             ---             27.39%            ---
1988          16.68%            7.39%        7.13%       13.40%        22.09%             ---             13.41%            ---
1987           2.10%            6.49%        2.60%        3.12%         3.32%             ---             14.34%            ---
1986          20.15%            6.60%       14.46%       18.30%        17.76%             ---             (1.65%)*          ---
1985          30.54%            8.03%       19.94%       24.88%         9.50%*            ---               ---             ---
1984           5.40%           10.39%       11.69%        8.24%*         ---              ---               ---             ---
1983          22.85%            8.97%        7.26%         ---           ---              ---               ---             ---
1982          25.67%           11.12%*      22.79%*        ---           ---              ---               ---             ---
1981           6.67%             ---          ---          ---           ---              ---               ---             ---
1980          27.62%             ---          ---          ---           ---              ---               ---             ---
1979          19.54%             ---          ---          ---           ---              ---               ---             ---
1978           3.71%             ---          ---          ---           ---              ---               ---             ---
1977          (0.52%)            ---          ---          ---           ---              ---               ---             ---
1976          24.77%             ---          ---          ---           ---              ---               ---             ---
1975          32.85%             ---          ---          ---           ---              ---               ---             ---
1974         (17.61%)*           ---          ---          ---           ---              ---               ---             ---
------------------------------------------------------------------------------------------------------------------------------------


*since inception


The MML Equity Index Fund did not commence operations until April 30, 1997, therefore performance figures are unavailable at this time.

Appendix D

Illustration of Death Benefits, Net Surrender Values, and Accumulated Premiums

The following tables illustrate the way in which a Policy operates. They show how the Death Benefit and Net Surrender Value could vary over an extended period of time assuming the Funds experience hypothetical gross rates of investment return (i.e., investment income and capital gains and losses, realized or unrealized), equivalent to constant gross annual rates of 0%, 6%, and 12%. The tables are based on annual premium payments of $5,000 for combination of a Select-Preferred Male age 35 and a Select-Preferred Female age 35. Select-Preferred is C.M. Life's best risk classification. Separate tables are shown for the current and guaranteed schedules of charges. These tables will assist in the comparison of Death Benefits and Net Surrender Values for the Policy with those of other variable life policies.

The death Benefits and Net Surrender Values for a Policy would be different format eh amounts shown if the rates of return averaged 0%, 6%, and 12% over a period of years, but varied above and below that average in individual Policy Years. They also would differ if any Policy loan were made during the period of time illustrated. The also would be different depending on the allocation of investment value to each Division. They would be different depending on the allocation of investment value to each Division if the rates of return for all Funds averaged 0%, 6%, and 12% but varied above or below that average for particular Funds.

                                    Table 1

Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred                            $5,000 Annual Premium
Death Benefit Option 1                                                         $1 million Initial Face Amount
Current Schedule of Charges                                                    Guideline Premium Test

                                          Death Benefit Assuming                           Net Surrender Value Assuming
                                          Hypothetical Gross Annual                        Hypothetical Gross Annual
                                          Investment Return Of:                            Investment Return Of:
-----------------------------------------------------------------------------------------------------------------------
   End of         Premiums
   Policy      Accumulated at
    Year        5% Interest
                  Per Year           0%             6%              12%             0%            6%            12%
-----------------------------------------------------------------------------------------------------------------------
     1             5,250         1,000,000       1,000,000       1,000,000             0             0               0
     2             5,513         1,000,000       1,000,000       1,000,000         1,816         2,020           2,635
     3             5,788         1,000,000       1,000,000       1,000,000         5,216         5,618           6,864
     4             6,078         1,000,000       1,000,000       1,000,000         8,704         9,376          11,513
     5             6,381         1,000,000       1,000,000       1,000,000        12,285        13,302          16,628
     6             6,700         1,000,000       1,000,000       1,000,000        15,959        17,404          22,260
     7             7,036         1,000,000       1,000,000       1,000,000        19,731        21,691          28,467
     8             7,387         1,000,000       1,000,000       1,000,000        23,601        26,171          35,310
     9             7,757         1,000,000       1,000,000       1,000,000        27,573        30,855          42,862
     10            8,144         1,000,000       1,000,000       1,000,000        31,651        35,753          51,199
     15           10,395         1,000,000       1,000,000       1,000,000        63,220        73,953         120,171
     20           13,266         1,000,000       1,000,000       1,000,000        99,183       122,134         235,790
     25           16,932         1,000,000       1,000,000       1,000,000       140,479       183,381         430,731
     30           21,610         1,000,000       1,000,000       1,000,000       187,244       260,680         759,514
     35           27,580         1,000,000       1,000,000       1,524,792       238,580       357,032       1,314,476
     40           35,200         1,000,000       1,000,000       2,407,110       290,880       474,745       2,249,636
     45           44,925         1,000,000       1,000,000       4,016,447       334,514       615,319       3,825,188
     50           57,337         1,000,000       1,000,000       6,787,166       347,519       783,686       6,463,967
-----------------------------------------------------------------------------------------------------------------------

                          Account Value Assuming Hypothetical Gross
                                 Annual Investment Return Of:

          -----------------------------------------------------------
          End of Policy Year
                                  0%            6%            12%
          -----------------------------------------------------------
                   1             2,800         2,871          3,081
                   2             5,683         5,887          6,502
                   3             8,653         9,056         10,302
                   4            11,713        12,384         14,521
                   5            14,863        15,880         19,207
                   6            18,108        19,552         24,409
                   7            21,449        23,410         30,186
                   8            24,890        27,460         36,600
                   9            28,433        31,715         43,721
                  10            32,081        36,183         51,628
                  15            63,220        73,953        120,171
          -----------------------------------------------------------

                                    Table 2

Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred                            $5,000 Annual Premium
Death Benefit Option 2                                                         $1 million Initial Face Amount
Current Schedule of Charges                                                    Guideline Premium Test

                                          Death Benefit Assuming                           Net Surrender Value Assuming
                                          Hypothetical Gross Annual                        Hypothetical Gross Annual
                                          Investment Return Of:                            Investment Return Of:
-------------------------------------------------------------------------------------------------------------------------
                  Premiums
               Accumulated at
   End of       5% Interest
   Policy         Per Year
    Year                            0%              6%               12%              0%            6%            12%
-------------------------------------------------------------------------------------------------------------------------
     1             5,250        1,002,800        1,002,871        1,003,081              0              0             0
     2             5,513        1,005,683        1,005,887        1,006,502          1,816          2,020         2,635
     3             5,788        1,008,653        1,009,056        1,010,302          5,216          5,618         6,864
     4             6,078        1,011,713        1,012,384        1,014,521          8,704          9,376        11,513
     5             6,381        1,014,863        1,015,880        1,019,207         12,285         13,302        16,628
     6             6,700        1,018,108        1,019,552        1,024,409         15,959         17,404        22,260
     7             7,036        1,021,449        1,023,410        1,030,185         19,731         21,691        28,467
     8             7,387        1,024,890        1,027,460        1,036,599         23,601         26,171        35,310
     9             7,757        1,028,433        1,031,715        1,043,721         27,573         30,855        42,861
     10            8,144        1,032,080        1,036,182        1,051,628         31,651         35,753        51,198
     15           10,395        1,063,216        1,073,948        1,120,163         63,216         73,948       120,163
     20           13,266        1,099,159        1,122,104        1,235,729         99,159        122,104       235,729
     25           16,932        1,140,367        1,183,232        1,430,359        140,367        183,232       430,359
     30           21,610        1,186,768        1,260,001        1,757,440        186,768        260,001       757,440
     35           27,580        1,236,750        1,354,236        2,305,320        236,750        354,236     1,305,320
     40           35,200        1,284,383        1,464,026        3,218,424        284,383        464,026     2,218,424
     45           44,925        1,313,499        1,577,200        4,729,675        313,499        577,200     3,729,675
     50           57,337        1,287,706        1,659,707        7,211,777        287,706        659,707     6,211,777
-------------------------------------------------------------------------------------------------------------------------

                                 Account Value Assuming Hypothetical Gross
                                        Annual Investment Return Of:

            ----------------------------------------------------------------
              End of Policy Year
                                        0%            6%            12%
            ----------------------------------------------------------------
                       1               2,800         2,871          3,081
                       2               5,683         5,887          6,502
                       3               8,653         9,056         10,302
                       4              11,713        12,384         14,521
                       5              14,863        15,880         19,207
                       6              18,108        19,552         24,409
                       7              21,449        23,410         30,185
                       8              24,890        27,460         36,599
                       9              28,433        31,715         43,721
                      10              32,080        36,182         51,628
                      15              63,216        73,948        120,163
            ---------------------------------------------------------------

                                    Table 3

Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred                            $5,000 Annual Premium
Death Benefit Option 3                                                         $1 million Initial Face Amount
Current Schedule of Charges                                                    Guideline Premium Test

                                          Death Benefit Assuming                           Net Surrender Value Assuming
                                          Hypothetical Gross Annual                        Hypothetical Gross Annual
                                          Investment Return Of:                            Investment Return Of:
-----------------------------------------------------------------------------------------------------------------------
                 Premiums
                Accumulated
   End of      at 5% Interest
   Policy        Per Year
    Year                          0%               6%              12%           0%             6%            12%
-----------------------------------------------------------------------------------------------------------------------
     1            5,250       1,005,000        1,005,000        1,005,000            0              0              0
     2            5,513       1,010,000        1,010,000        1,010,000        1,816          2,020          2,635
     3            5,788       1,015,000        1,015,000        1,015,000        5,216          5,618          6,864
     4            6,078       1,020,000        1,020,000        1,020,000        8,704          9,376         11,513
     5            6,381       1,025,000        1,025,000        1,025,000       12,285         13,302         16,628
     6            6,700       1,030,000        1,030,000        1,030,000       15,959         17,404         22,260
     7            7,036       1,035,000        1,035,000        1,035,000       19,730         21,691         28,467
     8            7,387       1,040,000        1,040,000        1,040,000       23,601         26,171         35,310
     9            7,757       1,045,000        1,045,000        1,045,000       27,573         30,855         42,861
     10           8,144       1,050,000        1,050,000        1,050,000       31,650         35,752         51,198
     15          10,395       1,075,000        1,075,000        1,075,000       63,215         73,947        120,165
     20          13,266       1,100,000        1,100,000        1,100,000       99,156        122,106        235,755
     25          16,932       1,125,000        1,125,000        1,125,000      140,369        183,262        430,579
     30          21,610       1,150,000        1,150,000        1,150,000      186,824        260,224        758,912
     35          27,580       1,175,000        1,175,000        1,523,256      237,110        355,421      1,313,152
     40          35,200       1,200,000        1,200,000        2,404,722      286,023        469,389      2,247,403
     45          44,925       1,225,000        1,225,000        4,012,496      319,309        598,423      3,821,425
     50          57,337       1,250,000        1,250,000        6,780,523      302,320        732,906      6,457,641
-----------------------------------------------------------------------------------------------------------------------

                               Account Value Assuming Hypothetical Gross
                                       Annual Investment Return Of:

         -----------------------------------------------------------------
           End of Policy Year
                                       0%            6%            12%
         -----------------------------------------------------------------
                  1                   2,800         2,871          3,081
                  2                   5,683         5,887          6,502
                  3                   8,653         9,056         10,302
                  4                  11,713        12,384         14,521
                  5                  14,863        15,880         19,207
                  6                  18,108        19,552         24,409
                  7                  21,449        23,410         30,185
                  8                  24,890        27,460         36,599
                  9                  28,433        31,714         43,721
                 10                  32,080        36,182         51,628
                 15                  63,215        73,947        120,165
         -----------------------------------------------------------------

                                    Table 4

Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred                            $5,000 Annual Premium
Death Benefit Option 1                                                         $1 million Initial Face Amount
Guaranteed Schedules of Mortality and Expense Charges                          Guideline Premium Test
 and Current Fund Level Charges
                                          Death Benefit Assuming                           Net Surrender Value Assuming
                                          Hypothetical Gross Annual                        Hypothetical Gross Annual
                                          Investment Return Of:                            Investment Return Of:
------------------------------------------------------------------------------------------------------------------------
                   Premiums
                Accumulated at
  End of         5% Interest
  Policy           Per Year
   Year                               0%                6%               12%             0%           6%           12%
------------------------------------------------------------------------------------------------------------------------
     1              5,250          1,000,000        1,000,000        1,000,000              0            0            0
     2              5,513          1,000,000        1,000,000        1,000,000          1,816        1,955        2,567
     3              5,788          1,000,000        1,000,000        1,000,000          5,214        5,488        6,723
     4              6,078          1,000,000        1,000,000        1,000,000          8,701        9,156       11,265
     5              6,381          1,000,000        1,000,000        1,000,000         12,277       12,965       16,232
     6              6,700          1,000,000        1,000,000        1,000,000         15,944       16,920       21,669
     7              7,036          1,000,000        1,000,000        1,000,000         19,707       21,027       27,624
     8              7,387          1,000,000        1,000,000        1,000,000         23,566       25,293       34,150
     9              7,757          1,000,000        1,000,000        1,000,000         27,523       29,723       41,306
     10             8,144          1,000,000        1,000,000        1,000,000         31,581       34,323       49,154
     15            10,395          1,000,000        1,000,000        1,000,000         60,212       67,193      110,080
     20            13,266          1,000,000        1,000,000        1,000,000         92,486      107,000      208,861
     25            16,932          1,000,000        1,000,000        1,000,000        128,814      155,285      369,929
     30            21,610          1,000,000        1,000,000        1,000,000        168,231      212,540      632,657
     35            27,580          1,000,000        1,000,000        1,233,464        207,595      277,620    1,063,331
     40            35,200          1,000,000        1,000,000        1,891,218        238,671      345,553    1,767,494
     45            44,925          1,000,000        1,000,000        3,063,515        241,040      402,957    2,917,633
     50            57,337          1,000,000        1,000,000        5,017,235        170,883      423,854    4,778,319
------------------------------------------------------------------------------------------------------------------------

                                  Account Value Assuming Hypothetical Gross
                                         Annual Investment Return Of:

             ----------------------------------------------------------------
               End of Policy Year
                                        0%            6%            12%
             ----------------------------------------------------------------
                       1               2,800         2,848          3,058
                       2               5,683         5,822          6,434
                       3               8,652         8,926         10,160
                       4              11,709        12,164         14,273
                       5              14,855        15,543         18,810
                       6              18,093        19,068         23,817
                       7              21,426        22,746         29,343
                       8              24,855        26,582         35,439
                       9              28,383        30,582         42,165
                      10              32,010        34,753         49,584
                      15              60,212        67,193        110,080
             ----------------------------------------------------------------

                                    Table 5

Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred                            $5,000 Annual Premium
Death Benefit Option 2                                                         $1 million Initial Face Amount
Guaranteed Schedules of Mortality and Expense Charges                          Guideline Premium Test
 and Current Fund Level Charges
                                          Death Benefit Assuming                           Net Surrender Value Assuming
                                          Hypothetical Gross Annual                        Hypothetical Gross Annual
                                          Investment Return Of:                            Investment Return Of:
 ----------------------------------------------------------------------------------------------------------------------
                  Premiums
               Accumulated at
   End of       5% Interest
   Policy         Per Year
    Year                             0%                6%             12%           0%          6%           12%
 ----------------------------------------------------------------------------------------------------------------------
      1           5,250          1,002,800         1,002,848       1,003,058           0           0             0
      2           5,513          1,005,683         1,005,822       1,006,434       1,816       1,955         2,567
      3           5,788          1,008,652         1,008,926       1,010,160       5,214       5,488         6,723
      4           6,078          1,011,709         1,012,164       1,014,273       8,701       9,156        11,265
      5           6,381          1,014,855         1,015,543       1,018,810      12,276      12,965        16,232
      6           6,700          1,018,093         1,019,068       1,023,817      15,944      16,919        21,669
      7           7,036          1,021,425         1,022,746       1,029,342      19,707      21,027        27,623
      8           7,387          1,024,854         1,026,581       1,035,438      23,565      25,292        34,149
      9           7,757          1,028,381         1,030,581       1,042,163      27,522      29,721        41,303
     10           8,144          1,032,008         1,034,750       1,049,581      31,578      34,321        49,151
     15          10,395          1,060,196         1,067,175       1,110,049      60,196      67,175       110,049
     20          13,266          1,092,409         1,106,909       1,208,672      92,409     106,909       208,672
     25          16,932          1,128,498         1,154,896       1,368,945     128,498     154,896       368,945
     30          21,610          1,167,061         1,211,038       1,627,959     167,061     211,038       627,959
     35          27,580          1,203,670         1,272,318       2,043,246     203,670     272,318     1,043,246
     40          35,200          1,226,625         1,328,238       2,701,524     226,625     328,238     1,701,524
     45          44,925          1,207,839         1,350,771       3,727,931     207,839     350,771     2,727,931
     50          57,337          1,096,363         1,286,146       5,306,228      96,363     286,146     4,306,228
 ----------------------------------------------------------------------------------------------------------------------

                                   Account Value Assuming Hypothetical Gross
                                           Annual Investment Return Of:

             ----------------------------------------------------------------
              End of Policy Year
                                         0%             6%           12%
             ----------------------------------------------------------------
                       1                2,800          2,848         3,058
                       2                5,683          5,822         6,434
                       3                8,652          8,926        10,160
                       4               11,709         12,164        14,273
                       5               14,855         15,543        18,810
                       6               18,093         19,068        23,817
                       7               21,425         22,746        29,342
                       8               24,854         26,581        35,438
                       9               28,381         30,581        42,163
                      10               32,008         34,750        49,581
                      15               60,196         67,175       110,049
             ----------------------------------------------------------------

                                    Table 6

Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred                            $5,000 Annual Premium
Death Benefit Option 3                                                         $1 million Initial Face Amount
Guaranteed Schedules of Mortality and Expense Charges                          Guideline Premium Test
 and Current Fund Level Charges
                                          Death Benefit Assuming                           Net Surrender Value Assuming
                                          Hypothetical Gross Annual                        Hypothetical Gross Annual
                                          Investment Return Of:                            Investment Return Of:
-----------------------------------------------------------------------------------------------------------------------
                  Premiums
               Accumulated at
   End of       5% Interest
   Policy         Per Year
    Year                           0%              6%              12%             0%           6%             12%
-----------------------------------------------------------------------------------------------------------------------
     1             5,250        1,005,000       1,005,000       1,005,000             0             0              0
     2             5,513        1,010,000       1,010,000       1,010,000         1,816         1,955          2,567
     3             5,788        1,015,000       1,015,000       1,015,000         5,214         5,488          6,723
     4             6,078        1,020,000       1,020,000       1,020,000         8,701         9,156         11,265
     5             6,381        1,025,000       1,025,000       1,025,000        12,276        12,965         16,232
     6             6,700        1,030,000       1,030,000       1,030,000        15,944        16,919         21,668
     7             7,036        1,035,000       1,035,000       1,035,000        19,706        21,026         27,623
     8             7,387        1,040,000       1,040,000       1,040,000        23,565        25,292         34,149
     9             7,757        1,045,000       1,045,000       1,045,000        27,521        29,721         41,303
     10            8,144        1,050,000       1,050,000       1,050,000        31,577        34,319         49,150
     15           10,395        1,075,000       1,075,000       1,075,000        60,190        67,170        110,053
     20           13,266        1,100,000       1,100,000       1,100,000        92,394       106,902        208,738
     25           16,932        1,125,000       1,125,000       1,125,000       128,475       154,925        369,457
     30           21,610        1,150,000       1,150,000       1,150,000       167,089       211,322        631,007
     35           27,580        1,175,000       1,175,000       1,228,179       204,014       273,784      1,058,775
     40           35,200        1,200,000       1,200,000       1,883,248       227,999       334,060      1,760,045
     45           44,925        1,225,000       1,225,000       3,050,733       210,153       369,498      2,905,460
     50           57,337        1,250,000       1,250,000       4,996,428        85,132       330,023      4,758,503
-----------------------------------------------------------------------------------------------------------------------

                                   Account Value Assuming Hypothetical Gross
                                         Annual Investment Return Of:

            -----------------------------------------------------------------
              End of Policy Year
                                          0%              6%           12%
            -----------------------------------------------------------------
                       1                 2,800           2,848         3,058
                       2                 5,683           5,822         6,434
                       3                 8,652           8,926        10,160
                       4                11,709          12,164        14,273
                       5                14,855          15,543        18,810
                       6                18,093          19,068        23,817
                       7                21,425          22,745        29,342
                       8                24,854          26,581        35,438
                       9                28,381          30,580        42,162
                      10                32,007          34,749        49,580
                      15                60,190          67,170       110,053
            -----------------------------------------------------------------

                                    Table 7

Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred
Death Benefit Option 1                                               $5,000 Annual Premium
Current Schedule of Charges                                          $1 million Initial Face Amount
                                                                     Cash Value Test

                                      Death Benefit Assuming                      Net Surrender Value Assuming
                                      Hypothetical Gross Annual                   Hypothetical Gross Annual
                                      Investment Return Of:                       Investment Return Of:
---------------------------------------------------------------------------------------------------------------
   End of        Premiums
   Policy      Accumulated at
    Year       5% Interest Per
                   Year             0%             6%            12%            0%          6%         12%
---------------------------------------------------------------------------------------------------------------
     1             5,250        1,000,000      1,000,000      1,000,000         0           0            0
     2             5,513        1,000,000      1,000,000      1,000,000       1,432       2,020        2,635
     3             5,788        1,000,000      1,000,000      1,000,000       4,473       5,618        6,864
     4             6,078        1,000,000      1,000,000      1,000,000       7,490       9,376       11,513
     5             6,381        1,000,000      1,000,000      1,000,000      10,482      13,302       16,628
     6             6,700        1,000,000      1,000,000      1,000,000      13,449      17,404       22,260
     7             7,036        1,000,000      1,000,000      1,000,000      16,391      21,691       28,467
     8             7,387        1,000,000      1,000,000      1,000,000      19,309      26,171       35,310
     9             7,757        1,000,000      1,000,000      1,000,000      22,202      30,855       42,862
     10            8,144        1,000,000      1,000,000      1,000,000      25,070      35,753       51,199
     15           10,395        1,000,000      1,000,000      1,000,000      47,432      73,953      120,171
     20           13,266        1,000,000      1,000,000      1,000,000      68,213     122,134      235,790
     25           16,932        1,000,000      1,000,000      1,124,089      87,641     183,381      430,718
     30           21,610        1,000,000      1,000,000      1,653,812     105,040     260,680      758,589
     35           27,580        1,000,000      1,000,000      2,408,839     118,562     357,032    1,307,466
     40           35,200        1,000,000      1,000,000      3,511,373     123,208     474,745    2,219,011
     45           44,925        1,000,000      1,000,000      5,176,059     106,435     615,319    3,714,262
     50           57,337        1,000,000      1,000,000      7,731,279      38,463     783,686    6,128,596
--------------------------------------------------------------------------------------------------


                            Account Value Assuming Hypothetical Gross
                                   Annual Investment Return Of:
            ----------------------------------------------------------

              End of Policy Year
                                           0%       6%       12%
            ----------------------------------------------------------
                       1                  2,662    2,871     3,081
                       2                  5,299    5,887     6,502
                       3                  7,911    9,056    10,302
                       4                 10,498   12,384    14,521
                       5                 13,060   15,880    19,207
                       6                 15,597   19,552    24,409
                       7                 18,110   23,410    30,186
                       8                 20,598   27,460    36,600
                       9                 23,061   31,715    43,721
                      10                 25,499   36,183    51,628
                      15                 47,432   73,953   120,171
            ----------------------------------------------------------

                                    Table 8



Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred
Death Benefit Option 2                                               $5,000 Annual Premium
Current Schedule of Charges                                          $1 million Initial Face Amount
                                                                     Cash Value Test

                                      Death Benefit Assuming                      Net Surrender Value Assuming
                                      Hypothetical Gross Annual                   Hypothetical Gross Annual
                                      Investment Return Of:                       Investment Return Of:
---------------------------------------------------------------------------------------------------------------
   End of        Premiums
   Policy      Accumulated at
    Year       5% Interest Per
                   Year             0%             6%            12%            0%          6%         12%
---------------------------------------------------------------------------------------------------------------
     1            5,250         1,002,662       1,002,871       1,003,081        0          0           0
     2            5,513         1,005,299       1,005,887       1,006,502      1,432      2,020       2,635
     3            5,788         1,007,911       1,009,056       1,010,302      4,473      5,618       6,864
     4            6,078         1,010,498       1,012,384       1,014,521      7,490      9,376      11,513
     5            6,381         1,013,060       1,015,880       1,019,207     10,482     13,302      16,628
     6            6,700         1,015,597       1,019,552       1,024,409     13,449     17,404      22,260
     7            7,036         1,018,110       1,023,410       1,030,185     16,391     21,691      28,467
     8            7,387         1,020,598       1,027,460       1,036,599     19,309     26,171      35,310
     9            7,757         1,023,061       1,031,715       1,043,721     22,201     30,855      42,861
     10           8,144         1,025,499       1,036,182       1,051,628     25,069     35,753      51,198
     15          10,395         1,047,429       1,073,948       1,120,163     47,429     73,948     120,163
     20          13,266         1,068,198       1,122,104       1,235,729     68,198    122,104     235,729
     25          16,932         1,087,575       1,183,232       1,430,359     87,575    183,232     430,359
     30          21,610         1,104,788       1,260,001       1,757,440    104,788    260,001     757,440
     35          27,580         1,117,699       1,354,236       2,404,724    117,699    354,236   1,305,232
     40          35,200         1,120,534       1,464,026       3,505,463    120,534    464,026   2,215,276
     45          44,925         1,099,284       1,577,200       5,167,423     99,284    577,200   3,708,065
     50          57,337         1,024,489       1,659,707       7,718,448     24,489    659,707   6,118,425
---------------------------------------------------------------------------------------------------------------


                            Account Value Assuming Hypothetical Gross
                                   Annual Investment Return Of:
            ----------------------------------------------------------

              End of Policy Year
                                           0%       6%       12%
            ----------------------------------------------------------
                       1                  2,662    2,871    3,081
                       2                  5,299    5,887    6,502
                       3                  7,911    9,056   10,302
                       4                 10,498   12,384   14,521
                       5                 13,060   15,880   19,207
                       6                 15,597   19,552   24,409
                       7                 18,110   23,410   30,185
                       8                 20,598   27,460   36,599
                       9                 23,061   31,715   43,721
                      10                 25,499   36,182   51,628
                      15                 47,429   73,948  120,163
            ----------------------------------------------------------

                                    Table 9


Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred
Death Benefit Option 3                                               $5,000 Annual Premium
Current Schedule of Charges                                          $1 million Initial Face Amount
                                                                     Cash Value Test

                                      Death Benefit Assuming                      Net Surrender Value Assuming
                                      Hypothetical Gross Annual                   Hypothetical Gross Annual
                                      Investment Return Of:                       Investment Return Of:
---------------------------------------------------------------------------------------------------------------
   End of        Premiums
   Policy      Accumulated at
    Year       5% Interest Per
                   Year             0%             6%            12%            0%          6%         12%
---------------------------------------------------------------------------------------------------------------
     1             5,250        1,005,000      1,005,000      1,005,000          0           0             0
     2             5,513        1,010,000      1,010,000      1,010,000       1,432       2,020         2,635
     3             5,788        1,015,000      1,015,000      1,015,000       4,473       5,618         6,864
     4             6,078        1,020,000      1,020,000      1,020,000       7,490       9,376        11,513
     5             6,381        1,025,000      1,025,000      1,025,000      10,482      13,302        16,628
     6             6,700        1,030,000      1,030,000      1,030,000      13,449      17,404        22,260
     7             7,036        1,035,000      1,035,000      1,035,000      16,391      21,691        28,467
     8             7,387        1,040,000      1,040,000      1,040,000      19,309      26,171        35,310
     9             7,757        1,045,000      1,045,000      1,045,000      22,201      30,855        42,861
     10            8,144        1,050,000      1,050,000      1,050,000      25,069      35,752        51,198
     15           10,395        1,075,000      1,075,000      1,075,000      47,427      73,947       120,165
     20           13,266        1,100,000      1,100,000      1,100,000      68,190     122,106       235,755
     25           16,932        1,125,000      1,125,000      1,125,000      87,546     183,262       430,579
     30           21,610        1,150,000      1,150,000      1,653,293     104,680     260,224       758,351
     35           27,580        1,175,000      1,175,000      2,408,103     117,313     355,421     1,307,066
     40           35,200        1,200,000      1,200,000      3,510,316     119,122     469,389     2,218,342
     45           44,925        1,225,000      1,225,000      5,174,514      93,794     598,423     3,713,153
     50           57,337        1,250,000      1,250,000      7,728,983       1,559     732,906     6,126,776
---------------------------------------------------------------------------------------------------------------



                            Account Value Assuming Hypothetical Gross
                                   Annual Investment Return Of:
            ----------------------------------------------------------

              End of Policy Year
                                           0%       6%       12%
            ----------------------------------------------------------
                       1                  2,662    2,871     3,081
                       2                  5,299    5,887     6,502
                       3                  7,911    9,056    10,302
                       4                 10,498   12,384    14,521
                       5                 13,060   15,880    19,207
                       6                 15,597   19,552    24,409
                       7                 18,110   23,410    30,185
                       8                 20,598   27,460    36,599
                       9                 23,061   31,714    43,721
                      10                 25,499   36,182    51,628
                      15                 47,427   73,947   120,165
            ----------------------------------------------------------

                                    Table 10


Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred
Death Benefit Option 1                                               $5,000 Annual Premium
Guaranteed Schedules of Mortality and Expense Charges                $1 million Initial Face Amount
 and Current Fund Charges                                            Cash Value Test

                                      Death Benefit Assuming                      Net Surrender Value Assuming
                                      Hypothetical Gross Annual                   Hypothetical Gross Annual
                                      Investment Return Of:                       Investment Return Of:
---------------------------------------------------------------------------------------------------------------
                   Premiums
                Accumulated at
   End of       at 5% Interest
   Policy         Per  Year
    Year                              0%             6%            12%            0%          6%         12%
---------------------------------------------------------------------------------------------------------------
     1             5,250          1,000,000      1,000,000      1,000,000          0           0           0
     2             5,513          1,000,000      1,000,000      1,000,000        1,816       1,955       2,567
     3             5,788          1,000,000      1,000,000      1,000,000        5,214       5,488       6,723
     4             6,078          1,000,000      1,000,000      1,000,000        8,701       9,156      11,265
     5             6,381          1,000,000      1,000,000      1,000,000       12,277      12,965      16,232
     6             6,700          1,000,000      1,000,000      1,000,000       15,944      16,920      21,669
     7             7,036          1,000,000      1,000,000      1,000,000       19,707      21,027      27,624
     8             7,387          1,000,000      1,000,000      1,000,000       23,566      25,293      34,150
     9             7,757          1,000,000      1,000,000      1,000,000       27,523      29,723      41,306
     10            8,144          1,000,000      1,000,000      1,000,000       31,581      34,323      49,154
     15           10,395          1,000,000      1,000,000      1,000,000       60,212      67,193     110,080
     20           13,266          1,000,000      1,000,000      1,000,000       92,486     107,000     208,861
     25           16,932          1,000,000      1,000,000      1,000,000      128,814     155,285     369,929
     30           21,610          1,000,000      1,000,000      1,377,134      168,231     212,540     631,679
     35           27,580          1,000,000      1,000,000      1,939,280      207,595     277,620   1,052,599
     40           35,200          1,000,000      1,000,000      2,722,063      238,671     345,553   1,720,207
     45           44,925          1,000,000      1,000,000      3,843,661      241,040     402,957   2,758,153
     50           57,337          1,000,000      1,000,000      5,478,609      170,883     423,854   4,342,902
---------------------------------------------------------------------------------------------------------------

                            Account Value Assuming Hypothetical Gross
                                   Annual Investment Return Of:
            ----------------------------------------------------------

              End of Policy Year
                                           0%       6%       12%
            ----------------------------------------------------------
                       1                 2,800     2,848    3,058
                       2                 5,683     5,822    6,434
                       3                 8,652     8,926   10,160
                       4                11,709    12,164   14,273
                       5                14,855    15,543   18,810
                       6                18,093    19,068   23,817
                       7                21,426    22,746   29,343
                       8                24,855    26,582   35,439
                       9                28,383    30,582   42,165
                      10                32,010    34,753   49,584
                      15                60,212    67,193  110,080
--------------------------------------------------------------------------

                                    Table 11


Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred
Death Benefit Option 2                                               $5,000 Annual Premium
Guaranteed Schedules of Mortality and Expense Charges                $1 million Initial Face Amount
 and Current Fund Charges                                            Cash Value Test

                                      Death Benefit Assuming                      Net Surrender Value Assuming
                                      Hypothetical Gross Annual                   Hypothetical Gross Annual
                                      Investment Return Of:                       Investment Return Of:
---------------------------------------------------------------------------------------------------------------
                   Premiums
                Accumulated at
   End of       at 5% Interest
   Policy         Per  Year
    Year                              0%            6%           12%            0%          6%         12%
---------------------------------------------------------------------------------------------------------------
     1             5,250          1,002,800     1,002,848     1,003,058         0            0            0
     2             5,513          1,005,683     1,005,822     1,006,434       1,816        1,955        2,567
     3             5,788          1,008,652     1,008,926     1,010,160       5,214        5,488        6,723
     4             6,078          1,011,709     1,012,164     1,014,273       8,701        9,156       11,265
     5             6,381          1,014,855     1,015,543     1,018,810      12,276       12,965       16,232
     6             6,700          1,018,093     1,019,068     1,023,817      15,944       16,919       21,669
     7             7,036          1,021,425     1,022,746     1,029,342      19,707       21,027       27,623
     8             7,387          1,024,854     1,026,581     1,035,438      23,565       25,292       34,149
     9             7,757          1,028,381     1,030,581     1,042,163      27,522       29,721       41,303
     10            8,144          1,032,008     1,034,750     1,049,581      31,578       34,321       49,151
     15           10,395          1,060,196     1,067,175     1,110,049      60,196       67,175      110,049
     20           13,266          1,092,409     1,106,909     1,208,672      92,409      106,909      208,672
     25           16,932          1,128,498     1,154,896     1,368,945     128,498      154,896      368,945
     30           21,610          1,167,061     1,211,038     1,627,959     167,061      211,038      627,959
     35           27,580          1,203,670     1,272,318     2,043,246     203,670      272,318    1,043,246
     40           35,200          1,226,625     1,328,238     2,701,524     226,625      328,238    1,701,524
     45           44,925          1,207,839     1,350,771     3,800,131     207,839      350,771    2,726,917
     50           57,337          1,096,363     1,286,146     5,416,925      96,363      286,146    4,294,004
---------------------------------------------------------------------------------------------------------------

                            Account Value Assuming Hypothetical Gross
                                   Annual Investment Return Of:
            ----------------------------------------------------------

              End of Policy Year
                                           0%       6%       12%
            ----------------------------------------------------------

                       1                  2,800    2,848     3,058
                       2                  5,683    5,822     6,434
                       3                  8,652    8,926    10,160
                       4                 11,709   12,164    14,273
                       5                 14,855   15,543    18,810
                       6                 18,093   19,068    23,817
                       7                 21,425   22,746    29,342
                       8                 24,854   26,581    35,438
                       9                 28,381   30,581    42,163
                      10                 32,008   34,750    49,581
                      15                 60,196   67,175   110,049
            ----------------------------------------------------------

                                   Table 12


Survivorship Flexible Premium Adjustable Variable Life Insurance Policy
Male and Female Each Issue Age 35, Select-Preferred
Death Benefit Option 3                                               $5,000 Annual Premium
Guaranteed Schedules of Mortality and Expense Charges                $1 million Initial Face Amount
 and Current Fund Charges                                            Cash Value Test

                                      Death Benefit Assuming                      Net Surrender Value Assuming
                                      Hypothetical Gross Annual                   Hypothetical Gross Annual
                                      Investment Return Of:                       Investment Return Of:
---------------------------------------------------------------------------------------------------------------
                   Premiums
                Accumulated at
   End of       at 5% Interest
   Policy         Per  Year
    Year                              0%             6%            12%            0%          6%         12%
---------------------------------------------------------------------------------------------------------------
     1            5,250          1,005,000        1,005,000      1,005,000          0          0            0
     2            5,513          1,010,000        1,010,000      1,010,000        1,816      1,955        2,567
     3            5,788          1,015,000        1,015,000      1,015,000        5,214      5,488        6,723
     4            6,078          1,020,000        1,020,000      1,020,000        8,701      9,156       11,265
     5            6,381          1,025,000        1,025,000      1,025,000       12,276     12,965       16,232
     6            6,700          1,030,000        1,030,000      1,030,000       15,944     16,919       21,668
     7            7,036          1,035,000        1,035,000      1,035,000       19,706     21,026       27,623
     8            7,387          1,040,000        1,040,000      1,040,000       23,565     25,292       34,149
     9            7,757          1,045,000        1,045,000      1,045,000       27,521     29,721       41,303
     10           8,144          1,050,000        1,050,000      1,050,000       31,577     34,319       49,150
     15          10,395          1,075,000        1,075,000      1,075,000       60,190     67,170      110,053
     20          13,266          1,100,000        1,100,000      1,100,000       92,394    106,902      208,738
     25          16,932          1,125,000        1,125,000      1,125,000      128,475    154,925      369,457
     30          21,610          1,150,000        1,150,000      1,374,941      167,089    211,322      630,673
     35          27,580          1,175,000        1,175,000      1,936,275      204,014    273,784    1,050,968
     40          35,200          1,200,000        1,200,000      2,717,916      227,999    334,060    1,717,586
     45          44,925          1,225,000        1,225,000      3,837,865      210,153    369,498    2,753,994
     50          57,337          1,250,000        1,250,000      5,470,402       85,132    330,023    4,336,396
---------------------------------------------------------------------------------------------------------------

                            Account Value Assuming Hypothetical Gross
                                   Annual Investment Return Of:
            ----------------------------------------------------------

              End of Policy Year
                                            0%       6%       12%
            ----------------------------------------------------------
                       1                   2,800    2,848     3,058
                       2                   5,683    5,822     6,434
                       3                   8,652    8,926    10,160
                       4                  11,709   12,164    14,273
                       5                  14,855   15,543    18,810
                       6                  18,093   19,068    23,817
                       7                  21,424   22,745    29,342
                       8                  24,854   26,581    35,438
                       9                  28,381   30,580    42,162
                      10                  32,007   34,749    49,580
                      15                  60,190   67,170   110,053
            ----------------------------------------------------------

Appendix E

Directors of C.M. Life

Lawrence V. Burkett, Jr., Director, President and Chief Executive Officer

 Director, President and Chief Executive Officer, C.M. Life, since 1996; Executive Vice President and General Counsel, MassMutual, since 1993; Senior Vice President and Deputy General Counsel, MassMutual, 1992-1993.

John B. Davies, Director
 Director, C.M. Life, since 1996; Executive Vice President, MassMutual since 1994; Associate Executive Vice President, 1994; General Agent, MassMutual, 1982-1993.

Daniel J. Fitzgerald, Director
 President and CEO, MassMutual International, since 1997; Director, C.M. Life, since 1996; Executive Vice President, Corporate Financial Operations, MassMutual, 1994-1997; Senior Vice President, MassMutual, 1991-1994.

Stuart H. Reese, Director and Senior Vice President - Investments
 Director and Senior Vice President-Investments, C.M. Life, since 1996; Senior Vice President, MassMutual, since 1993; Investment Manager, Aetna Life and Casualty and Affiliates, 1979-1993.

Principals (other than those who also are Directors):

Paul D. Adornato
 Senior Vice President - Operations, C.M. Life since, 1996; Senior Vice President, MassMutual, since 1986.

Anne Melissa Dowling
 Senior Vice President - Large Corporate Marketing, C.M. Life, since 1996; Senior Vice President, MassMutual, since 1996; Chief Investment Officer, Connecticut Mutual Life Insurance Company, 1994-1996; Senior Vice President - International, Travelers Insurance Co., 1987-1993.

Maureen R. Ford
 Senior Vice President - Annuity Marketing, C.M. Life, since 1996; Senior Vice President, MassMutual, since 1996; Marketing Officer, Connecticut Mutual Life Insurance Company, 1989-1996.

Isadore Jermyn
 Chief Actuary, MassMutual since 1997; Senior Vice President and Actuary, C.M. Life, since 1996; Senior Vice President and Actuary, MassMutual 1995-1997; Vice President and Actuary, MassMutual, 1980-1995.

Ann F. Lomeli
 Secretary, C.M. Life, since 1988; Vice President, Associate Secretary and Associate General Counsel, MassMutual, since 1996; Corporate Secretary and Counsel, Connecticut Mutual Life Insurance Company, 1988-1996.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the "Commission") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.



                                 RULE 484 UNDERTAKING
The Bylaws of C.M. Life provide for indemnification of directors and officers as follows:

C.M. Life directors and officers are indemnified under its by-laws. No indemnification is provided with respect to any liability to any entity which is registered as an investment company under the Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of C.M. Life pursuant to the foregoing provisions, or otherwise, C.M. Life has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by C.M. Life of expenses incurred or paid by a director, officer or controlling person of C.M. Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, C.M. Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.



                  REPRESENTATION UNDER SECTION 26(e)(2)(A) OF
                       THE INVESTMENT COMPANY ACT OF 1940

C.M. Life hereby represents that the fees and charges deducted under the flexible premium adjustable variable life insurance policies described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by C.M. Life.

                              CONTENTS OF FILING

This Registration Statement is comprised of the following documents:

            The Facing Sheet.

            Cross-Reference to items required by Form N-8B-2.

            The Prospectus consisting of 43 pages.

            The Undertaking to File Reports.

            The Undertaking pursuant to Rule 484 under the Securities Act of
1933.

            Representation under Section 26(e)(2)(a) of the Investment Company Act of 1940.

            The Signatures.

            Written Consents of the Following Persons:

                1. To be filed: Coopers & Lybrand, L.L.P., independent accountants;
                2. Counsel opining as to the legality of securities being registered;
                3. To be filed: Opinion and consent of Craig Waddington, FSA, MAAA, opining as to actuarial matters contained in the Registration Statement.

The following Exhibits:

            99. The following Exhibits correspond to those required by Paragraph
                A of the instructions as to Exhibits in Form N-8B-2:

                (1)  (a)   Resolution of Board of Directors of C.M. Life
                           establishing the Separate Account.*

                     (b) Resolution of the Board of Directors establishing the SVUL segment of the Separate Account.

                (2)  Not Applicable.

                (3)  Form of Distribution Agreements:

                     (a) Form of Distribution Servicing Agreement between MML Distributors, LLC and C.M. Life.**

                     (b) Form of Co-Underwriting Agreement between MML Investors Services, Inc. and C.M. Life.***

                (4) To be filed: Servicing Agreement between C.M. Life Insurance Company and Massachusetts Mutual Life Insurance Company.

                (5) Form of Survivorship Flexible Premium Adjustable Variable Life Policy.

                (6)  (a)   Certificate of Incorporation of C.M. Life.*

                     (b)   By-Laws of C.M. Life.*

                (7)  Not Applicable.

                (8)  Not Applicable.

                (9)  Not Applicable.

                (10) To be filed:  Form of Application for a Survivorship
                     Flexible Premium Adjustable Variable Life insurance policy.

                (11) To be filed:  Memorandum describing C.M. Life issuance, transfer, and redemption procedures for the Policy.

          99.2 Opinion and Consent of Counsel as to the legality of the securities being registered.

          3. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

          4.     Not Applicable.

          99.C.1 To be filed:  Consent of Coopers & Lybrand L.L.P.

          99.C.6 Opinion and consent of Craig Waddington, FSA, MAAA, as to actuarial matters pertaining to the securities being registered.

          27.    Not Applicable

  * Incorporated by reference to Initial Registration Statement No. 33-91072 dated April 10, 1995.
 ** Incorporated by reference to Pre-Effective Amendment No. 1 to
    Registration Statement No. 33-91072 dated August 11, 1995.
*** Incorporated by reference to Post-Effective Amendment No. 1 to
    Registration Statement No. 33-91072 dated May 1, 1996.

                                 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Hartford and the state of Connecticut, on the 5th day of December, 1997.

C.M. LIFE VARIABLE LIFE SEPARATE ACCOUNT I

C.M. LIFE LIFE INSURANCE COMPANY
(Depositor)


By: /s/ Lawrence V. Burkett, Jr.*
    ----------------------------------------------------
     Lawrence V. Burkett, Jr.,
     President and Chief Executive Officer
     C.M. Life Insurance Company

/s/ Richard M. Howe   On December 5, 1997, as Attorney-in-Fact pursuant to
--------------------  powers of attorney filed herewith.
*Richard M. Howe

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.


   Signature                     Title                                     Date
   ---------                     -----                                     ----
/s/ Lawrence V. Burkett, Jr.*    Director, President and Chief            December 5, 1997
-------------------------------  Executive Officer
Lawrence V. Burkett, Jr.

/s/ John Miller, Jr.*            Second Vice President and Comptroller    December 5, 1997
-------------------------------  (Principal Accounting Officer)
John Miller, Jr.

/s/ John B. Davies*              Director                                 December 5, 1997
-------------------------------
John B. Davies

/s/ Stuart H. Reese*             Director                                 December 5, 1997
-------------------------------
Stuart H. Reese


/s/ Richard M. Howe              On December 5, 1997, as Attorney-in-Fact pursuant to
-------------------------------  powers of attorney filed herewith.
*Richard M. Howe

                                    EXHIBIT LIST


99(1)(b)  Resolution of Board of Directors of C.M. Life establishing the SVUL
          Segment of the Separate Account.

99(5)     Form of Survivorship Flexible Premium Adjustable Variable Life Policy.

99.2      Opinion and Consent of Richard M. Howe, Esq.

99.C.6    Form of Opinion and Consent of Craig Waddington, FSA, MAAA